Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
13B 4W5

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

July 28, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since July 7, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Mélanie Bernier *(with encls.)*

OSLER

SCHEDULE A
July 28, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Material Change Report dated July 27, 2006 relating to the appointment of Louis Vachon as Chief Operating Officer	July 28, 2006	3.2
2.	Press Release dated July 27, 2006 announcing the appointment of Louis Vachon as Chief Operating Officer	July 28, 2006	3.1
3.	Pricing Supplement No. 1 dated July 12, 2006 to the Short Form Base Shelf Prospectus dated April 5, 2006	July 13, 2006	4.5

MATERIAL CHANGE REPORT

National Instrument 51-102 Continuous Disclosure Obligations
Part 7 : 7.1 – Form 51-102F3

1. **NAME AND ADRESS OF COMPANY :**

   NATIONAL BANK OF CANADA
   600 De La Gauchetière St. West
   4th Floor
   Montreal, Quebec
   Canada
   H3B 4L2

2. **DATE OF MATERIAL CHANGE :**

   July 27, 2006.

3. **NEWS RELEASE :**

   On July 27, 2006, National Bank of Canada issued a press release on "CCN Matthews". A copy of the press release is attached hereto as Appendix A.

4. **SUMMARY OF MATERIAL CHANGE :**

   On July 27, 2006, National Bank of Canada has announced the appointment of Mr. Louis Vachon as Chief Operating Officer and member of the Board of directors of National Bank of Canada, said appointment being effective as of August 1st, 2006.

5. **FULL DESCRIPTION OF MATERIAL CHANGE :**

   Please refer to the press release dated July 27, 2006, attached hereto as Appendix A.

6. **CONFIDENTIAL REPORT :**

   Not applicable.

7. **OMITTED INFORMATION :**

   Not applicable.

8. **SENIOR OFFICER :**

   For further information, please contact Mtre Linda Caty, Vice-President and Corporate Secretary at (514) 394-6433.

DATED this 27th day of July, 2006.

NATIONAL BANK OF CANADA

By : (s) Linda Caty
Linda Caty
Vice-President and Corporate Secretary



For immediate release

Press Release

Louis Vachon appointed Chief Operating Officer of National Bank

Montreal, July 27, 2006 – National Bank today announced the appointment of Louis Vachon as Chief Operating Officer of the company.

This appointment, which takes effect on August 1, 2006, is in line with the Bank's strategic plan and is intended primarily to improve operational efficiency by creating more synergy among the operating units. It will also enable Réal Raymond, President and Chief Executive Officer of the Bank, to focus on the company's strategic development, relations with clients and investors, and risk management.

As Chief Operating Officer, Mr. Vachon will report directly to Mr. Raymond and will sit on the Board of Directors. He will be responsible for all of the Bank's operating units, namely, Personal Banking and Wealth Management, Commercial Banking and International, and National Bank Financial Group. Prior to this appointment, Louis Vachon was Senior Vice-President, Chairman and Chief Executive Officer of National Bank Financial Group, and a member of the Bank's Executive Committee.

Patricia Curadeau-Grou, Senior Vice-President – Risk Management, Gisèle Desrochers, Senior Vice-President – Human Resources and Operations, and Pierre Fitzgibbon, Senior Vice-President – Finance, Technology and Corporate Affairs, will continue to report directly to Mr. Raymond.

"Throughout his career, Louis has been very successful in different sectors of the financial industry including wealth management, risk management, business development, financial engineering and securities brokerage. He developed his strategic and operational skills in a multicultural, American and pan-Canadian environment. Louis is especially well prepared to take up the challenges facing the Bank and I am convinced that he will do so successfully," stated Réal Raymond, President and Chief Executive Officer.

Mr. Vachon has more than 14 years of experience at National Bank. From 1986 to 1990, he worked at Lévesque Beaubien. Beginning in 1996, he successively held the positions of President and Chief Executive Officer of Innocap Investment Management and Senior Vice-President – Treasury and Financial Markets. In 2004, he succeeded Jean Turmel as Chairman of the Board and Chief Executive Officer of National Bank Financial Group and Chairman of the Board of Natcan Investment Management. In November 2004, he assumed responsibility for all of the Bank's capital market and full-service brokerage operations. Mr. Vachon has a Master's degree in international finance from The Fletcher School (Tufts and Harvard University co-operative graduate program).

Public Relations Department
National Bank of Canada
600 De La Gauchetière Street West
10th Floor
Montréal (Québec) H3B 4L2

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $110 billion in assets and, together with its subsidiaries, employs 16,955 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives)*:

Denis Dubé
Senior Director – Public Relations
National Bank of Canada
Tel.: (514) 394-8644


NATIONAL
BANK
OF CANADA

For immediate release

Louis Vachon appointed Chief Operating Officer of National Bank

Press Release

Montreal, July 27, 2006 - National Bank today announced the appointment of Louis Vachon as Chief Operating Officer of the company.

This appointment, which takes effect on August 1, 2006, is in line with the Bank's strategic plan and is intended primarily to improve operational efficiency by creating more synergy among the operating units. It will also enable Réal Raymond, President and Chief Executive Officer of the Bank, to focus on the company's strategic development, relations with clients and investors, and risk management.

As Chief Operating Officer, Mr. Vachon will report directly to Mr. Raymond and will sit on the Board of Directors. He will be responsible for all of the Bank's operating units, namely, Personal Banking and Wealth Management, Commercial Banking and International, and National Bank Financial Group. Prior to this appointment, Louis Vachon was Senior Vice-President, Chairman and Chief Executive Officer of National Bank Financial Group, and a member of the Bank's Executive Committee.

Patricia Curadeau-Grou, Senior Vice-President - Risk Management, Gisèle Desrochers, Senior Vice-President - Human Resources and Operations, and Pierre Fitzgibbon, Senior Vice-President - Finance, Technology and Corporate Affairs, will continue to report directly to Mr. Raymond.

"Throughout his career, Louis has been very successful in different sectors of the financial industry including wealth management, risk management, business development, financial engineering and securities brokerage. He developed his strategic and operational skills in a multicultural, American and pan-Canadian environment. Louis is especially well prepared to take up the challenges facing the Bank and I am convinced that he will do so successfully," stated Réal Raymond, President and Chief Executive Officer.

Mr. Vachon has more than 14 years of experience at National Bank. From 1986 to 1990, he worked at Lévesque Beaubien. Beginning in 1996, he successively held the positions of President and Chief Executive Officer of Innocap Investment Management and Senior Vice-President - Treasury and Financial Markets. In 2004, he succeeded Jean Turmel as Chairman of the Board and Chief Executive Officer of National Bank Financial Group and Chairman of the Board of Natcan Investment Management. In November 2004, he assumed responsibility for all of the Bank's capital market and full-service brokerage operations. Mr. Vachon has a Master's degree in international finance from The Fletcher School (Tufts and Harvard University co-operative graduate program).

Public Relations Department
National Bank of Canada
600 De La Gauchetière Street West
10th Floor
Montréal (Québec) H3B 4L2

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $110 billion in assets and, together with its subsidiaries, employs 16,955 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives)*:

Denis Dubé
Senior Director - Public Relations
National Bank of Canada
Tel.: (514) 394-8644

This pricing supplement together with the short form base shelf prospectus dated April 5, 2006, to which it relates, as amended or supplemented, and each document incorporated by reference therein constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 1 dated July 12, 2006
(to the short form base shelf prospectus dated April 5, 2006)





CI Oil Sands and Energy EARNS™ (Enhanced Accelerated Return Note Securities), series 1, due September 8, 2014 (non principal protected notes with an accelerated positive return at maturity, if any)

Maximum CAD$250,000,000 (2,500,000 non principal-protected notes)

This pricing supplement qualifies the distribution of a maximum of $250,000,000 of CI Oil Sands and Energy EARNS™, series 1 of National Bank of Canada (the "Bank") maturing eight years following the closing date, being on or about September 8, 2014, which are non principal protected notes with an accelerated positive return at maturity, if any (the "Note Securities"). The Note Securities will not pay any interest prior to maturity. The return on the Note Securities at maturity will vary depending on the performance of an actively managed notional portfolio of equity and equity-related securities of publicly-listed issuers that are engaged in exploration, development, production, distribution or other activities in the Canadian oil sands sector, the global energy industry and, to a lesser extent, issuers involved in alternative energy technologies (including, oil, natural gas, coal, other hydrocarbon products, electricity, geothermal, solar, wind and other power) (the "Reference Portfolio"). **The Note Securities are not principal protected.**

The objectives of the Note Securities are:

(i) to provide a return based on the long-term capital appreciation of the Reference Portfolio; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Portfolio at maturity, while keeping at 100% the participation rate of any negative return (or absence of return) of the Reference Portfolio at maturity.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio at maturity and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio at maturity.

CI Investments Inc. (the "Investment Advisor") has been retained to provide investment advisory and portfolio management in respect of the Reference Portfolio. The individual who will be primarily responsible for managing the Reference Portfolio is Mr. Eric Bushell, Chief Investment Officer of the Signature Advisors Group of CI Investments Inc. The other key member of the management team of the Investment Advisor is Mr. Scott Vali. Their mandate is to provide long-term capital appreciation by actively selecting and managing the constituent securities of the Reference Portfolio.

The Investment Advisor expects the following securities will represent the Reference Portfolio's top 10 holdings in terms of weighting on closing of this offering:

1. Petro-Canada
2. Penn West Energy Trust
3. TransCanada Corp.
4. Mullen Group Income Fund
5. ConocoPhillips Inc.
6. Exxon Mobil Corp.
7. Husky Energy Inc.
8. Shell Canada Ltd.
9. Imperial Oil Ltd.
10. Suncor Energy Inc.

PRICE: $100 per non principal-protected Note Security

Minimum Subscription: $5,000 (50 Note Securities)

	Price to the Public	Agents' Fee	Proceeds to the Bank
Per Note Security	$100.00	$5.00	$95.00
Total[(1)]	$250,000,000	$12,500,000	$237,500,000

(1) Reflects the maximum offering size. There is no minimum offering size.

The return on the Note Securities at maturity will be calculated based on an Initial NAV of $95.00 per Note Security. At maturity, holders will be entitled to receive payment of an amount per Note Security equal to the product of (A) $95.00 and (B) the Variable Return plus 1. The Variable Return will be equal to 150% of the Reference Portfolio Return if such return as of the Valuation Date is positive and 100% of the Reference Portfolio Return if such return as of the Valuation Date is nil or negative. The Reference Portfolio Return will be equal to (i) the quotient of the arithmetic average of the Reference Portfolio Levels on the five Business Days ending on and including the Valuation Date over the arithmetic average of the Reference Portfolio Levels on the five Business Days starting on and including the Closing Date, (ii) minus 1. Certain fees and expenses are associated with an investment in the Note Securities and included in the calculation of the Reference Portfolio Return. See "Fees and Expenses".

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime.**

The Note Securities differ from conventional debt and fixed income investments because they do not provide holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Reference Portfolio Level (as defined below) and the Note Securities may return less, and possibly even none of the principal amount invested. Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Initial NAV of the Note Securities at maturity only to the extent that the Initial Reference Portfolio Level (as defined below) is greater than the Final Reference Portfolio Level (as defined below). There can be no assurance that the Note Securities or the Constituents of the Reference Portfolio will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Portfolio. Prospective purchases should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

The Note Securities will not be listed on any securities exchange or quotation system. There can be no assurance that a secondary market will develop. National Bank Financial Inc. intends to maintain a market through FundSERV, which carries certain restrictions, and may stop at any time without prior notice to holders. See "Secondary Market for the Note Securities".

National Bank Financial Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Berkshire Securities Inc., Blackmont Capital Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Desjardins Securities Inc., HSBC Securities (Canada) Inc., Raymond James Ltd. and Richardson Partners Financial Limited (the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in the Dealer Agreement between the Bank and the Agents described in the accompanying Prospectus and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and Stikeman Elliott LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC073. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or return of such funds if subscriptions are rejected or not fully allotted. Closing of the offering of the Note Securities is expected to occur on or about September 8, 2006, but no later than September 22, 2006. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by The Canadian Depository for Securities Limited ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through CDS's book-entry system.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a related issuer of National Bank Financial Inc.** In connection with this offering, no benefit other than its portion of the Agents' fee and an amount equal to the Management Fee (as defined below) on Note Securities held in inventory by National Bank Financial Inc. for maintaining a secondary market for the Note Securities as described under section "Fees and Expenses" will be received by National Bank Financial Inc.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

In addition to this pricing supplement, the Unaudited Consolidated Financial Statements for the quarter ended April 30, 2006 which includes the comparative unaudited consolidated financial statements of the Bank for the quarter ended April 30, 2005 and which are included in the Bank's Report to Shareholders for the Second Quarter 2006 (which are not specifically listed in the Prospectus) which have been filed by the Bank with the Superintendent of Financial Institutions and the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus as of the date of this pricing supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this pricing supplement differs from the information contained in the prospectus, you should rely on the information in this pricing supplement. You should carefully read this pricing supplement along with the accompanying prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to you. Both documents contain information you should consider when making your investment decision. The information contained in this pricing supplement and the accompanying prospectus is current only as of the date of each.

PUBLIC INFORMATION

Certain information contained in this prospectus relating to publicly traded securities and the issuers of those securities is taken from and based solely upon information published by those issuers. In addition, certain information contained in this prospectus was obtained from public sources. Neither the Bank nor the Agents have independently verified the accuracy or completeness of any such information or assume any responsibility for the completeness or accuracy of such information.

FORWARD LOOKING STATEMENTS

Certain statements included in this prospectus constitute forward looking statements, including those identified by the expressions "anticipate", "believe", "plan", "estimate", "expect", "intend" and similar expressions to the extent they relate to the Bank or the Investment Advisor, as the case may be. The forward looking statements are not historical facts but reflect the Bank's or the Investment Advisor's current expectations regarding future results or events. These forward looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" and in other sections of this pricing supplement.

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

Issuer:	National Bank of Canada.
Principal Amount:	$100
Issue Size:	Maximum $250,000,000 (2,500,000 Note Securities).
Minimum Subscription:	$5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Objectives of the Note Securities:

(i) to provide a return based on the long-term capital appreciation of the Reference Portfolio; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Portfolio at maturity, while keeping at 100% the participation rate of any negative return (or absence of return) of the Reference Portfolio at maturity.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date.

Rationale for Exposure to the Energy Sector:

The Reference Portfolio will be managed with the intention of capitalizing on the Investment Advisor's view that investments in the energy sector will benefit from the combination of increasing global demand for energy and gradually decreasing supply.


World Oil Consumption
Thousand barrels per day
90000
80000
70000
60000
50000
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
Year

Source: BP Statistical Review of World Energy, June 2006

While the percentage rate of increase in demand for oil has been fairly consistent during the past 20 years, the compounding effect of increasing global consumption has required a similar compounding increase in production. For example, according to BP Statistical Review, in 1983, a 1.5% increase in consumption required the additional production of approximately 869,000 barrels of oil per day. In 2005, a similar 1.5% increase in consumption required the additional production of approximately 1.22 million barrels of oil per day. The ability to achieve continuing increases in oil production appears to have become more difficult as existing basins mature.

As a result, global oil supplies have become increasingly dependant on sources in the Middle East, Venezuela and the former Soviet Union. These regions have perceived higher political risks than the United States and United Kingdom which increases the likelihood of disruptions in the world's oil supply and, in turn, oil prices. As a result, the Investment Advisor believes that oil prices will remain at historically high levels over the next several years as the increase in global demand for these resources is expected to continue exceeding the increase in production. It is the Investment Advisor's view that sustained higher energy prices increase the attractiveness of investment opportunities in the energy sector as a whole and in particular oil sands participants and to a lesser extent alternative energy technologies such as uranium, coal, ethanol, biofuels and renewable energy.

Canadian Oil Sands

Oil sands are composed primarily of sand, bitumen, mineral rich clays and water. Bitumen, in its raw state, is a heavy, viscous, tar-like form of oil; more solid than liquid.

The Canadian oil sands, located in Alberta, are believed to be one of the largest unconventional resource bases. According to the Alberta Energy and Utility Board, it is estimated that recoverable resources could be as large as 175 billion barrels.



Includes 175 billion barrels of oil sands reserves
Canada, with 175 billion barrels in Oil Sands reserves, ranks 2nd only to Saudi Arabia in global oil reserves
Billion Barrels
300
250
200
150
100
50
0
264
179
133
115
102
92
80
60
39
36
21
Saudi Arabia
Canada
Iran
Iraq
Kuwait
Abu Dhabi
Venezuela
Russia
Libya
Nigeria
United States

Source: Oil & Gas Journal Dec. 2005

According to the Canadian Association of Petroleum Producers ("CAPP"), Canada's oil sands production was approximately 1 million boe/d (barrels of oil equivalent per day) in 2004. The CAPP forecasts that oil sands production will nearly triple to 2.7 million boe/d by 2015.


Canadian Oil Production


Canadian Crude Oil Production Forecast 2006-2020
Thousand barrels par day
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
Year
Total Canadian Oil Sands Production
Source: CAAP

Canada's rank and importance amongst oil producing nations would rise if oil sands production increased to the extent forecasted by the CAPP. The Energy Information Administration ("EIA") and the CAPP believe that oil sands production has the potential to position Canada as the fifth largest oil producer in the world by 2015. The Investment Advisor feels that this trend could have a positive impact on oil sands securities.


UAE
Canada 2004
Venezuela
Norway
Mexico
China
Iran
USA
Russia
Saudi
Oil sands growth will move Canada from #9 to #5 in the world by 2015
0
1
2
3
4
5
6
7
8
9
10
Millions barrels per Day
Total Conventional Production

Alternative Energy Technologies

The Investment Advisor believes that sustained higher oil prices will lead energy consumers to investigate and/or use alternative energy technologies. Investments in alternative energy securities could benefit from increasing demand for the energy these firms produce. Examples of alternative energy technologies could include: uranium,

ethanol and renewable energy sources such as biomass, wind power, hydro power and solar power.

Reference Portfolio:

The Reference Portfolio is an actively managed notional portfolio of equity and equity-related securities of publicly-listed issuers that are engaged in exploration, development, production, distribution or other activities in the Canadian oil sands sector, the global energy industry and, to a lesser extent, issuers involved in alternative energy technologies (including, oil, natural gas, coal, other hydrocarbon products, electricity, geothermal, solar, wind and other power).

The initial Reference Portfolio is expected to include 32 Constituents. See "The Reference Portfolio".

CI Investments Inc., the Investment Advisor, expects the following securities will represent the Reference Portfolio's top 10 holdings in terms of weighting upon closing of this offering:

Reference Portfolio Constituent	Symbol	Primary Stock Exchange	Currency	Market Capitalisation ('000,000s)	Initial Weighting
Petro-Canada	PCA CT	Toronto	CAD	29,261.7	5.25%
Penn West Energy Trust	PWT-U CT	Toronto	CAD	6,853.0	4.75%
TransCanada Corp.	TRP CT	Toronto	CAD	16,525.9	4.75%
Mullen Group Income Fund	MTL-U CN	Toronto	CAD	1,351.7	4.25%
ConocoPhillips Inc.	COP US	New York	USD	110,762.2	4.25%
Exxon Mobil Corp.	XOM US	New York	USD	374,318.2	4.25%
Husky Energy Inc.	HSE CT	Toronto	CAD	30,941.7	4.25%
Shell Canada Ltd.	SHC CT	Toronto	CAD	36,289.3	4.25%
Imperial Oil Ltd.	IMO CT	Toronto	CAD	41,553.8	4.25%
Suncor Energy Inc.	SU CT	Toronto	CAD	43,349.6	4.00%

All decisions by the Investment Advisor to add, remove or otherwise replace a Constituent will be subject to the Bank's prior approval. This approval will not be withheld if the investment decision does not adversely affect the Bank's ability to hedge its obligations under the Note Securities, as described under "Use of Proceeds and Hedging". Factors which the Bank will take into account in making its decision include the impact on the volatility of the Reference Portfolio; the increase in the concentration risk of the assets per industry sub-group; the increase in the concentration risk relating to any single security, in all cases, acting in good faith and using its reasonable judgment.

Investment Advisor:

CI Investments Inc. (the "Investment Advisor") has been retained to manage the Reference Portfolio. The Investment Advisor is a subsidiary of CI Financial Income Fund, a Canadian-owned wealth management company with approximately $74.2 billion in fee-earning assets as of May 31, 2006. CI Financial Income Fund is listed on the Toronto Stock Exchange under the symbol "CIX.UN". CI Financial Income Fund offers a broad range of investment products and services, including an industry-leading selection of investment funds.

The individual who will be primarily responsible for managing the assets of the Reference Portfolio is Mr. Eric Bushell. The other key member of the management team of the Investment Advisor is Mr. Scott Vali. Mr. Bushell and Mr. Vali are respectively the portfolio manager and investment analyst, portfolio management of CI Global Energy Corporate Class ("CI Global Energy Fund"). This fund has investment objectives similar to those of the Reference Portfolio.

Eric B. Bushell is a Senior Vice-President, Portfolio Management and Chief Investment Officer at the Signature Advisors Group of CI Investments Inc. where he manages a number of mutual funds. Mr. Bushell has over 10 years of investment industry experience. Prior to joining the Investment Advisor, Mr. Bushell held a portfolio management position at BPI Mutual Funds after beginning his career with BPI Mutual Funds as an equity analyst and equity trader. Mr. Bushell obtained a Bachelor of Arts degree from Queen's University and holds the Chartered Financial Analyst designation.

Scott Vali, Investment Analyst, Portfolio Management with the Signature Advisors Group of CI Investments Inc., has 8 years of investment industry experience. Mr. Vali holds an Honours BA in economics and commerce from the University of Toronto and is a CFA Charterholder. He joined CI Investments Inc. from AIC Group of Funds in June 2000 as an equity trader with responsibility for international equities. In June 2001, Scott joined the investment management team at Signature Advisors as an equity analyst. Mr. Vali's sector responsibility includes mining, oil and gas, metals, gold, precious minerals, chemicals and fertilizer and agriculture.

The CI Global Energy Fund invests primarily in equity and equity-related securities of companies around the world that are engaged in the exploration, development, production and distribution of oil, gas, coal and related energy products, including geothermal, solar and other energy sources. The fund may also invest in companies that supply goods and services to these companies. The CI Global Energy Fund had net assets of approximately $200 million as at May 31, 2006. The following tables set out the compound annual returns of the CI Global Energy Fund over the time periods indicated. **This information does not reflect the expected performance of the Reference Portfolio and is provided only to illustrate the experience and historic investment results obtained by the Investment Advisor in the energy sector. This information is not, and should not be construed as, indicative of the future performance of the Reference Portfolio. The performance of the Reference Portfolio will NOT match the performance of the CI Global Energy Fund. Investors should understand that the investment criteria and restrictions applicable to the CI Global Energy Fund differ from those of the Reference Portfolio. Past performance is not a guarantee of future results.**

Performance of the CI Global Energy Fund to May 31st, 2006, in Canadian Dollars(1)(2)

	YTD	1 mth	6 mth	1 yr	2 yr	3 yr	5 yr	Life (06-11-1998)
Return (%)	2.5%	-5.1%	9.4%	41.7%	46.9%	41.2%	18.6%	19.7%

Calendar Performance of the CI Global Energy Fund in Canadian Dollars(1)(3)

	1999	2000	2001	2002	2003	2004	2005	2006 (05-31-2006)
Return (%)	31.4%	38.9%	0.3%	-4.4%	23.8%	39.1%	61.6%	2.5%

(1) Source: CI Investments Inc.
(2) The returns are the historical annual compounded total returns, including reinvestment of all dividends, and net of management fees, operating expenses and other charges.
(3) The returns are the historical annual total returns, including reinvestment of all dividends, and net of management fees, operating expenses and other charges.

Closing Date: On or about September 8, 2006, but no later than September 22, 2006.

Maturity Date:	The date falling on the eighth anniversary date of the closing of the offering (provided that if such date is not a Business Day, it will be postponed until the next Business Day). Based on a closing on September 8, 2006, the Maturity Date will be September 8, 2014.
Maturity Redemption Amount:	Holders of record on the Valuation Date will be entitled to receive on the Maturity Payment Date payment of an amount per Note Security equal to the product of (A) the Initial NAV (being $95.00 per Note Security) and (B) the Variable Return plus 1, subject to a minimum of $1.00. The Variable Return will be equal to 150% of the Reference Portfolio Return if such return as of the Valuation Date is positive and 100% of the Reference Portfolio Return if such return as of the Valuation Date is nil or negative. The Reference Portfolio Return will be equal to: (Final Portfolio Level / Initial Portfolio Level) - 1 where the Initial Portfolio Level is equal to the arithmetic average of the Reference Portfolio Levels for the five Business Days starting on and including the Closing Date, and where the Final Portfolio Level is equal the arithmetic average of the Reference Portfolio Levels for the five Business Days ending on and including the Valuation Date. See "Description of the Note Securities - Reference Portfolio Level" for a description of the calculation of the Reference Portfolio Level.
No Return until Maturity:	No interest or any other amount will be paid during the term of the Note Securities.
Use of Proceeds:	The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and Hedging". As is generally the case for deposits, the Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors - Hedging Transactions may affect the Reference Portfolio".
Calculation Agent:	The Bank.
Agents:	National Bank Financial Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Berkshire Securities Inc., Blackmont Capital Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Desjardins Securities Inc., HSBC Securities (Canada) Inc., Raymond James Ltd. and Richardson Partners Financial Limited, acting as agents.
Listing and Secondary Market:	The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV. The sale of Note Securities through FundSERV carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV - Sale of Notes through FundSERV" in the Prospectus. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. In the event this occurs, the Bank will endeavor to find another

	market maker. If the Bank is unable to find a new market maker, the Bank will agree to purchase for cancellation Note Securities tendered for sale through FundSERV at the Net Bid Price (as defined in the Prospectus) it will quote on FundSERV. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. **Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which (i) may be less than the Principal Amount, (ii) may not necessarily reflect the appreciation of the Reference Portfolio up to the date of such sale, (iii) may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities".** See "Secondary Market for the Note Securities" and "Risk Factors - There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level".
Certain Federal Income Tax Considerations:	The amount by which the Maturity Redemption Amount exceeds the Principal Amount of a Note Security on the Valuation Date or on a redemption of a Note Security by or on behalf of the Bank at another date, as the case may be, if any, will be included in the Holder's income in the taxation year in which the Valuation Date occurs or on the date of redemption of a Note Security by or on behalf of the Bank, as the case may be. If the Maturity Redemption Amount is less than the Principal Amount, the Holder will realize a capital loss on the redemption of the Note Securities. A Holder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Holder. **Holders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.** See "Certain Canadian Federal Income Tax Considerations".
Eligibility for Investment:	Based on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the Income Tax Act (Canada) is an employer). Purchasers who wish to purchase Note Securities through FundSERV for registered accounts such as registered retirement savings plans will need to have their own self-directed registered accounts. See "FundSERV" in the Prospectus.
Rank:	The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime.
Risk Factors:	Prospective investors should carefully consider all of the information set forth in this pricing supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities. Such Risks include: Risk factors related to the offering of Note Securities: The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities; The Note Securities are not comparable to ordinary debt instruments; The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank; The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act; Holders have no ownership interest in the Constituents; The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances; There is

	no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level; Conflicts of interest may affect the Calculation Agent; Hedging Transactions may affect the Reference Portfolio; The Calculation Agent can postpone the determination of the Final Portfolio Level or the Maturity Date if a Market Disruption Event occurs on the Valuation Date; Risk factors related to the Reference Portfolio: Constituents will be concentrated in a specific sector; The Reference Portfolio will be affected by commodity price fluctuations and volatility of oil and natural gas prices; The Reference Portfolio will be subject to certain risks relating to the nature of oil sands exploration and development; The Reference Portfolio may be subject to labour problems affecting issuers of the Constituents; The Reference Portfolio may be affected by development schedule and cost overruns of issuers of the Constituents; The Reference Portfolio may be affected by changes in the existing royalty regime; The Reference Portfolio may be affected by environmental regulations; The Reference Portfolio is exposed to other risks affecting energy issuers; The Reference Portfolio is subject to distributions of issuers of the Constituents; The Reference Portfolio is exposed to risks affecting pipeline companies; Changes to reserve estimates of certain issuers may adversely affect the Reference Portfolio; Liquidity issues affecting certain issuers may adversely affect the Reference Portfolio; The Reference Portfolio is dependant on the performance and marketability of Constituents; The Reference Portfolio is subject to risk factors affecting income trust entities; The taxation regime of income trusts may change and adversely affect the performance of the Reference Portfolio; The performance of the Reference Portfolio is reliant on the Investment Advisor; The CI Global Energy Fund is a proxy and its return may differ from the return of the Reference Portfolio Level; The performance of the Reference Portfolio will be affected by foreign exchange fluctuations; Absence of correlation between the performance of the Constituents and the Reference Portfolio; and Historical levels of the Constituents are not a guarantee of future performance.
Book-Entry Registration:	Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by The Canadian Depository for Securities Limited ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through the book-entry system of CDS.
CUSIP number:	CUSIP No.: 633067FU2.
FundSERV:	Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC073. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or the return of such funds if subscriptions are rejected or not fully allotted. See the Prospectus for a description of the mechanics and restrictions involved in the use of FundSERV for the purchase and sale of Note Securities.
Timely Information on the Note Securities:	The Bank will make available on the Web site www.spsgroup.ca, certain information regarding the Note Securities and the Reference Portfolio, including: - the daily Reference Portfolio Level; - the daily net asset value of the Note Securities; - quarterly statements showing the Constituent Value of each Constituent; and - a yearly statement showing the total fees charged against the Reference Portfolio Level.

Potential Conflicts of Interest:	The Bank will appoint an independent committee made up of at least three independent members, which will be responsible for reviewing conflict of interest matters where the interests of the Bank and those of the Holders may be in conflict. The committee will be asked to determine that, in its opinion, the proposed action is taken by the Bank acting in good faith (i.e. not with the intent of adversely affecting the Holders). The committee may provide standing instructions permitting on a continuous basis a particular action by the Bank. The standard of care of the committee members will be to act honestly and in good faith, with a view to the best interest of the Holders, having regard to the structure and the terms of the Note Securities and the legitimate interest of the Bank in hedging its obligations under the Note Securities. The committee will have no binding authority, but if any of its recommendations is not followed by the Bank, it will be reported in the committee's annual report. The committee may hire outside advisors if deemed necessary or useful to make their determinations, at the expense of the Bank. The committee will prepare a yearly report which will be posted on the Web site www.spsgroup.ca together with the other information on the Note Securities. The report will contain a description of the composition of the committee and a description of any known instance when the Bank proceeded with a matter referred to the committee for which no recommendation was given by the committee or where the Bank did not follow a recommendation of the committee.

SUMMARY OF FEES AND EXPENSES

The following fees and expenses will be relevant in the context of the issuance of the Note Securities.

Agents' Fee:	The Bank will pay to the Agents an agency fee equal to 5.00% of the Principal Amount of each Note Security sold under the offering in connection with their services as Agents. This fee will be paid out of the gross proceeds of the offering, and will be borne indirectly by the Holders since the Initial NAV for the Note Securities will be set at $95.00 per Note Security.
Management Fee:	The Reference Portfolio Return will be reduced by 0.50% per annum (plus applicable taxes) in payment of a management fee to the Investment Advisor, accrued daily and charged monthly in arrears (the "Management Fee"). The Investment Advisor has agreed to pay to National Bank Financial Inc. until the Maturity Date an amount equal to the Management Fee, such amount being calculated based on the number of Note Securities held by National Bank Financial Inc. in inventory for maintaining a secondary market for the Note Securities.
Administration Fee:	The Reference Portfolio Return will be reduced by 0.25% per annum in payment of an administration fee to the Bank to cover administrative expenses related to this offering, accrued daily and charged monthly in arrears (the "Administration Fee").
Accelerator Cost:	The Reference Portfolio Return will be reduced by 2.40% per annum in payment of an accelerator amount to the Bank in connection with the forward and option investment strategy described under "Objectives of the Note Securities", accrued daily and charged monthly in arrears (the "Accelerator Cost"). **The Accelerator Cost includes the Trailer Fee described below.**
Trailer Fee (included in the Accelerator Cost):	A trailer fee of 0.25% per annum of the Principal Amount of Note Securities outstanding will be payable by the Bank out of its own funds to all dealers and advisors whose clients hold Note Securities, including applicable taxes, if any (the "Trailer Fee"). The Trailer Fee will accrue daily and be paid monthly in arrears.
Expenses of the offering:	The expenses of the offering (other than the Agents' fee) will be borne by the Bank.

The Management Fee, the Administration Fee and the Accelerator Cost will be charged by reducing the Constituent Number of Shares, therefore ultimately reducing the Reference Portfolio Return.

DEFINITIONS

In addition to the terms defined in the Prospectus, in this pricing supplement, unless the context otherwise requires, terms not otherwise defined herein will have the meaning ascribed thereto hereunder:

"**Act**" means the Income Tax Act (Canada).

"**Accelerator Cost**" has the meaning ascribed thereto under "Fees and Expenses".

"**Actualized NAV**" means, in the case of a Reimbursement Under Special Circumstances, the reimbursement amount of Note Securities as established by the Calculation Agent acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation and the volatility of the Reference Portfolio Level, the interest rates, dividends and distributions made in respect of Constituents and the time remaining to the Maturity Date.

"**Administration Fee**" has the meaning ascribed thereto under "Fees and Expenses".

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this pricing supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day. Moreover, if a day which is referred to in the calculation of the Constituent Price, Constituent Return, Constituent Weight, Constituent Weighted Return or Reference Portfolio Level is not a Business Day, then the calculation will be made using the preceding Business Day.

"**Calculation Agent**" means the Bank.

"**Closing Date**" means the date of closing of the offering of Note Securities, being September 8, 2006 or such other date agreed to between the Bank and the Agents, but no later than September 22, 2006.

"**Constituent Initial Value**" means, for each Constituent, an amount equal to the product of (i) the Constituent Initial Weight and (ii) 1,000.

"**Constituent Initial Weight**" means, for each Constituent on the Closing Date, a number, expressed as a percentage (rounded to two decimal places) equal to the initial weighting of such Constituent in the Reference Portfolio on the Closing Date, as determined by the Investment Advisor.

"**Constituent Number of Shares**" means, for any Constituent on any day, the number (whole or decimal) of shares of such Constituent in the Reference Portfolio. On the Closing Date, the Constituent Number of Shares of each Constituent will be calculated by dividing on the Closing Date (i) the Constituent Initial Value, by (ii) the Constituent Price on that day, converted into Canadian dollars at the applicable FX Rate on that day for any Constituent denominated in a foreign currency. Thereafter, the Constituent Number of Shares will be adjusted to reflect ordinary dividend or distribution re-investments, the Management Fee, Accelerator Cost and Administration Fee. Ordinary dividend or distribution re-investments will be made as of the applicable ex-dividend date and will increase the number of shares of a Constituent by adjusting the number of shares proportionally to the amount of ordinary dividend or distribution relative to the closing price on the ex-dividend date. The Management Fee, the Administration Fee and the Accelerator Cost will accrue daily and will be charged monthly on the last Business Day of each month (and on the Valuation Date for any accrued fees at that time) and will reduce the Constituent Number of Shares by a percentage equal to the accretion of these fees. Moreover, the Constituent Number of Shares will be subject to further adjustments upon transactions affecting issuers of the Constituents in the Reference Portfolio, including addition or removal of a Constituent, by adjusting the Constituent Value of existing and new Constituents proportionally to reflect any such transaction.

"**Constituent Price**" means the closing price on the primary exchange or quotation system on which the Constituent is traded. If on any day, the primary exchange on which the Constituent is traded is not open for trading, or if there

is no closing price for such Constituent, the Constituent Price shall be the closing price on the immediately preceding day on which such exchange was open for trading and for which there was a closing price.

"**Constituent Value**" means, for any Constituent on any day, a number (rounded to three decimal places) equal to the product of (i) the Constituent Number of Shares and (ii) the Constituent Price on that day, converted into Canadian dollars at the applicable FX Rate on that day for any Constituent denominated in a foreign currency.

"**Constituents**" means the Qualifying Securities comprising the Reference Portfolio.

"**Final Portfolio Level**" means the arithmetic average of the Reference Portfolio Levels for the five Business Days ending on and including the Valuation Date.

"**FundSERV**" means the facility maintained and operated by FundSERV Inc. for electronic communication with participating companies, including the receiving of orders, order match, contracting, registrations, settlement of orders, transmission of confirmation of purchases, and the redemption of investments or instruments.

"**FX Rate**" means on any day, the foreign exchange rate between the Canadian dollar and the foreign currency in which a particular Constituent may be denominated, based on the noon rate of the Bank of Canada as reported on the website of the Bank of Canada for that day; provided that if there is no noon rate quoted by the Bank of Canada in respect of a particular currency, the exchange rate will be calculated based on another price source deemed reliable by the Calculation Agent, acting in good faith.

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Initial Portfolio Level**" means the arithmetic average of the Reference Portfolio Levels for the five Business Days starting on and including the Closing Date.

"**Initial NAV**" means $95.00 per Note Security.

"**Investment Advisor**" means CI Investments Inc., or any successor thereof.

"**Management Fee**" has the meaning ascribed thereto under "Fees and Expenses".

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities - Market Disruption Event".

"**Maturity Date**" means the date falling on the eighth anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, an amount per Note Security equal to $95.00 x (Variable Return +1), subject to a minimum of $1.00.

"**Net Bid Price**" means the "net asset value" price posted on FundSERV as described under "FundSERV - Sale of Notes through FundSERV" in the Prospectus.

"**Principal Amount**" means $100.00 per Note Security.

"**Prospectus**" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"**Qualifying Securities**" means equity and equity-related securities of publicly-listed issuers that are engaged in exploration, development, production, distribution or other activities in the Canadian oil sands sector, the global energy industry and, to a lesser extent, issuers involved in alternative energy technologies (including, oil, natural gas, coal, other hydrocarbon products, electricity, geothermal, solar, wind and other power). Equity and equity-related securities include primarily common shares, including non-voting and subordinate voting participating shares, units of income trusts or income funds. Convertible debt securities will not be Qualifying Securities.

"**Reference Portfolio**" means the actively managed notional portfolio of securities described under "The Reference Portfolio".

"**Reference Portfolio Level**" means on any day, the sum of the Constituent Values on that day.

"**Reference Portfolio Return**" means a number equal to : (Final Portfolio Level / Initial Portfolio Level) - 1.

"**Trailer Fee**" has the meaning ascribed thereto under "Fees and Expenses".

"**Valuation Date**" means the fifth Business Day preceding the Maturity Date, subject to a Market Disruption Event.

"**Variable Return**" means, if the Reference Portfolio Return is positive, an amount equal to the product of 150% and the Reference Portfolio Return, OR, if the Reference Portfolio Return is negative or nil, an amount equal to the product of 100% and the Reference Portfolio Return.

"$" means Canadian dollars, unless otherwise mentioned.

OBJECTIVES OF THE NOTE SECURITIES

The objectives of the Note Securities are:

(i) to provide a return based on the long-term capital appreciation of the Reference Portfolio; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Portfolio at maturity, while keeping at 100% the participation rate of any negative return (or absence of return) of the Reference Portfolio at maturity.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date.

ENERGY SECTOR

The Reference Portfolio will be managed with the intention of capitalizing on the Investment Advisor's view that investments in the energy sector will benefit from the combination of increasing global demand for energy and gradually decreasing supply.

A combination of population growth and increased global economic activity has resulted in oil consumption growth of 1.5% per annum from 1983 to 2005 as depicted below:


World Oil Consumption
Thousand barrels per day
90000
80000
70000
60000
50000
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
Year

Source: BP Statistical Review of World Energy, June 2006

While the percentage rate of increase in demand for oil has been fairly consistent during the past 20 years, the compounding effect of increasing global consumption has required a similar compounding increase in production. For example, according to BP Statistical Review of World Energy, June 2006, in 1983, a 1.5% increase in consumption required the additional production of approximately 869,000 barrels of oil per day. In 2005, a similar 1.5% increase in consumption required the additional production of approximately 1.22 million barrels of oil per day. The ability to achieve continuing increases in oil production appears to have become more difficult as existing basins mature. For example, oil production in the United States has been decreasing as illustrated below:


U.S. Crude Oil Field Production (Thousand Barrels per Day)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
Jan-79
Jan-82
Jan-85
Jan-88
Jan-91
Jan-94
Jan-97
Jan-00
Jan-03
Jan-06
Source: U.S. Energy Information Administration

As a result, global oil supplies have become increasingly dependant on sources in the Middle East, Venezuela and the former Soviet Union. These regions have perceived higher political risks than the United States and United Kingdom which increases the likelihood of disruptions in the world's oil supply and, in turn, oil prices. As a result, the Investment Advisor believes that oil prices will remain at historically high levels over the next several years as the increase in global demand for these resources is expected to continue exceeding the increase in production. It is the Investment Advisor's view that sustained higher energy prices increase the attractiveness of investment opportunities in the energy sector as a whole and in particular oil sands participants and to a lesser extent alternative energy technologies such as uranium, coal, ethanol, biofuels and renewable energy.

Canadian Oil Sands

Oil sands are composed primarily of sand, bitumen, mineral rich clays and water. Bitumen, in its raw state, is a heavy, viscous, tar-like form of oil; more solid than liquid.

The Canadian oil sands, located in Alberta, are believed to be one of the largest unconventional resource bases. According to the Alberta Energy and Utility Board, it is estimated that recoverable resources could be as large as 175 billion barrels.


Billion Barrels
300
250
200
150
100
50
0
264
Includes 175 billion barrels of oil sands reserves
179
133
115
102
92
80
60
39
36
21
Canada, with 175 billion barrels in Oil Sands reserves, ranks 2nd only to Saudi Arabia in global oil reserves
Saudi Arabia
Canada
Iran
Iraq
Kuwait
Abu Dhabi
Venezuela
Russia
Libya
Nigeria
United States

Source: Oil & Gas Journal Dec. 2005

According to the Canadian Association of Petroleum Producers ("CAPP"), Canada's oil sands production was approximately 1 million boe/d (barrels of oil equivalent per day) in 2004. The CAPP forecasts that oil sands production will nearly triple to 2.7 million boe/d by 2015.

Canadian Oil Production


Canadian Crude Oil Production Forecast 2006-2020
Thousand barrels par day
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
Year
Total Canadian Oil Sands Production
Source: CAAP

Canada's rank and importance amongst oil producing nations would rise if oil sands production increased to the extent forecasted by the CAPP. The Energy Information Administration ("EIA") and the CAPP believe that oil sands production has the potential to position Canada as the fifth largest oil producer in the world by 2015. The Investment Advisor feels that this trend could have a positive impact on oil sands securities.


UAE
Canada 2004
Venezuela
Norway
Mexico
China
Iran
USA
Russia
Saudi
Oil sands growth will move Canada from #9 to #5 in the world by 2015
0
1
2
3
4
5
6
7
8
9
10
Millions barrels per Day
Total Conventional Production

Source: EDA & CAPP

Recent Developments in the Industry

Against the backdrop of the foregoing positive industry fundamentals, recent favourable economic conditions - namely controlled inflation and relatively low interest rates - have translated into an increase in the price of oil over the recent years, which has translated positively into the results of entities involved in the Canadian oil sands industry. However, this increase in demand and price has resulted recently in an increase in the number of competitors in the Canadian oil sands industry concentrated in certain regions of Alberta, principally Fort McMurray, a shortage in specialized labour force and an increase in labour costs, among other things. Companies that will be successful will need to be able to successfully manage these issues. Moreover, a change or apprehended change in economic conditions, including an increase or apprehended increase in interest rates or inflation, may adversely impact the price of oil and the results and/or price of the securities of entities involved in the Canadian oil sands sector. Investors should carefully review the risk factors under "Risk Factors - Risk Factors related to the Reference Portfolio" for a more detailed description of some of the risks that may affect the securities comprising the Reference Portfolio.

Alternative Energy Technologies

The Investment Advisor believes that sustained higher oil prices will lead energy consumers to investigate and/or use alternative energy technologies. Investments in alternative energy securities could benefit from increasing demand for the energy these firms produce. Examples of alternative energy technologies could include:

Uranium: Uranium is principally used to fuel nuclear power plants for generation of electricity. Uranium is sourced primarily from mining production. The Athabasca Basin in northern Saskatchewan is an important source of uranium.

Ethanol: Ethanol is "ethyl alcohol". The most common usage of ethanol is its combination with a percentage of gasoline to make a finished motor fuel. Ethanol is traditionally made from corn, but it can also be made from many other crops including wheat, barley and potatoes. New technology could allow ethanol to be made from corn stalks, grain straw, paper pulp, municipal solid waste, switchgrass, and other sources.

Renewable Energy: Renewable energy includes technologies such as biomass, wind power, hydro power and solar power. Several nations, including Canada, are providing tax and tariff incentives to develop these alternative sources of energy.

MANAGEMENT OF THE REFERENCE PORTFOLIO

Reference Portfolio Advisor

CI Investments Inc. has been retained to manage the Reference Portfolio. The Investment Advisor is a subsidiary of CI Financial Income Fund, a Canadian-owned wealth management company with approximately $74.2 billion in fee-earning assets as of May 31, 2006. CI Financial Income Fund is listed on the Toronto Stock Exchange under the symbol "CIX.UN". CI Financial Income Fund offers a broad range of investment products and services, including an industry-leading selection of investment funds.

The individual who will be primarily responsible for managing the assets of the Reference Portfolio is Mr. Eric Bushell. The other key member of the management team of the Investment Advisor is Mr. Scott Vali. Mr. Bushell and Mr. Vali are respectively the portfolio manager and investment analyst, portfolio management of CI Global Energy Corporate Class ("CI Global Energy Fund"). This fund has investment objectives similar to those of the Reference Portfolio.

Eric B. Bushell is a Senior Vice-President, Portfolio Management and Chief Investment Officer at the Signature Advisors Group of CI Investments Inc. where he manages a number of mutual funds. Mr. Bushell has over 10 years of investment industry experience. Prior to joining the Investment Advisor, Mr. Bushell held a portfolio management position at BPI Mutual Funds after beginning his career with BPI Mutual Funds as an equity analyst

and equity trader. Mr. Bushell obtained a Bachelor of Arts degree from Queen's University and holds the Chartered Financial Analyst designation.

Scott Vali, Investment Analyst, Portfolio Management with the Signature Advisors Group of CI Investments Inc., has 8 years of investment industry experience. Mr. Vali holds an Honours BA in economics and commerce from the University of Toronto and is a CFA Charterholder. He joined CI Investments Inc. from AIC Group of Funds in June 2000 as an equity trader with responsibility for international equities. In June 2001, Scott joined the investment management team at Signature Advisors as an equity analyst. Mr. Vali's sector responsibility includes mining, oil and gas, metals, gold, precious minerals, chemicals and fertilizer and agriculture.

The CI Global Energy Fund invests primarily in equity and equity-related securities of companies around the world that are engaged in the exploration, development, production and distribution of oil, gas, coal and related energy products, including geothermal, solar and other energy sources. The fund may also invest in companies that supply goods and services to these companies. The CI Global Energy Fund had net assets of approximately $200 million as at May 31, 2006. The following tables set out the compound annual returns of the CI Global Energy Fund over the time periods indicated. **This information does not reflect the expected performance of the Reference Portfolio and is provided only to illustrate the experience and historic investment results obtained by the Investment Advisor in the energy sector. This information is not, and should not be construed as, indicative of the future performance of the Reference Portfolio. The performance of the Reference Portfolio will NOT match the performance of the CI Global Energy Fund. Investors should understand that the investment criteria and restrictions applicable to the CI Global Energy Fund differ from those of the Reference Portfolio. Past performance is not a guarantee of future results.**

Performance of the CI Global Energy Fund to May 31st, 2006, in Canadian Dollars(1)(2)

	YTD	1 mth	6 mth	1 yr	2 yr	3 yr	5 yr	Life (06-11-1998)
Return (%)	2.5%	-5.1%	9.4%	41.7%	46.9%	41.2%	18.6%	19.7%

Calendar Performance of the CI Global Energy Fund in Canadian Dollars(1)(3)

	1999	2000	2001	2002	2003	2004	2005	2006 (05-31-2006)
Return (%)	31.4%	38.9%	0.3%	-4.4%	23.8%	39.1%	61.6%	2.5%

(1) Source: CI Investments Inc.

(2) The returns are the historical annual compounded total returns, including reinvestment of all dividends, and net of management fees, operating expenses and other charges.

(3) The returns are the historical annual total returns, including reinvestment of all dividends, and net of management fees, operating expenses and other charges.

Directors and Officers of the Investment Advisor

The name and municipality of residence of the directors and certain senior officers of the Investment Advisor are as follows:

Name and municipality of residence	**Office held with CI Investments Inc.**	**Principal occupation in the last 5 years**
Peter W. Anderson Markham, Ontario	Director, Chief Executive Officer and President	President, CI Investments Inc. and Executive Vice-President, CI Financial Inc., since November 1999 Chief Executive Officer, CI Investments Inc., since October 2003
William T. Holland Toronto, Ontario	Director and Chairman	Director and Chief Executive Officer, CI Financial Inc., since November 1999

Name and municipality of residence	Office held with CI Investments Inc.	Principal occupation in the last 5 years
Stephen A. MacPhail Toronto, Ontario	Director	Chief Operating Officer, CI Financial Inc., since November 1999 President, CI Financial Inc., since May 2005 Before May 2005, Chief Financial Officer and Executive Vice-President, CI Financial Inc. Before June 2001, Chief Financial Officer, CI Investments Inc.
Michael J. Killeen Toronto, Ontario	Director, Senior Vice-President, General Counsel and Corporate Secretary	Senior Vice-President, CI Investments Inc., since July 2000 General Counsel and Corporate Secretary, CI Investments Inc., since April 1995
Derek J. Green Calgary, Alberta	Executive Vice-President	Executive Vice-President, CI Investments Inc., since March 2006 Senior Vice-President, CI Investments Inc., since August 1995
David C. Pauli Mississauga, Ontario	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer, CI Investments Inc., since May 2005 Before May 2005, Executive Vice-President, Fund Operations, CI Investments Inc. Before October 2003, Senior Vice-President, Fund Operations, CI Investments Inc. Before May 2001, Executive Vice-President, InfoWise Inc.
M. Tony Issa Courtice, Ontario	Executive Vice-President and Chief Technology Officer	Executive Vice-President and Chief Technology Officer, CI Investments Inc., since May 2005 Before May 2005, Executive Vice-President, Information Technology, CI Investments Inc. Before October 2002, Senior Vice-President, Information Technology, CI Investments Inc. Before May 2001, Executive Vice-President, InfoWise Inc.
K. Michael Kelly Toronto, Ontario	Senior Vice-President	Senior Vice-President, CI Investments Inc., since August 1995
David R. McBain Toronto, Ontario	Senior Vice-President	Senior Vice-President, CI Investments Inc., since August 1995 President and Chief Executive Officer, Skylon Advisors Inc., since November 2003
Alain Ruel Beaconsfield, Quebec	Senior Vice-President	Senior Vice-President, CI Investments Inc., since August 1997
Eric B. Bushell Toronto, Ontario	Senior Vice-President, Portfolio Management	Senior Vice-President, Portfolio Management, CI Investments Inc., since January 2000

Name and municipality of residence	Office held with CI Investments Inc.	Principal occupation in the last 5 years
Neal A. Kerr Toronto, Ontario	Senior Vice-President, Institutional Business Development	Senior Vice-President, Institutional Business Development, CI Investments Inc., since April 2001 Before April 2001, Vice-President, Institutional Business Development, CI Investments Inc.
Douglas J. Jamieson Toronto, Ontario	Senior Vice-President, Finance and Chief Financial Officer	Senior Vice-President and Chief Financial Officer, CI Financial Inc., since May 2005 Senior Vice-President, Finance, CI Investments Inc., since October 2002 Chief Financial Officer, CI Investments Inc., since June 2001 Vice-President, Finance, CI Investments Inc., since January 2000

Investment Advisory Agreement

The Investment Advisor will manage the Reference Portfolio pursuant to the Investment Advisory Agreement to be entered into between the Investment Advisor and the Bank on or before the Closing Date. The services to be provided by the Investment Advisor pursuant to the Investment Advisory Agreement will include making all selection decisions for the securities of the Reference Portfolio, subject to the Bank's prior approval as described under "The Reference Portfolio - Investment Objective and Methodology", all in accordance with the investment objectives, strategy and criteria of the Reference Portfolio. Decisions as to the addition and removal of securities and as to all portfolio and other transactions will be made by the Investment Advisor, subject to the Bank's prior approval as described under "The Reference Portfolio - Investment Objective and Methodology". The Bank will be responsible for the execution of the additions and removals of securities of the Reference Portfolio, although the execution prices will have no impact on the Reference Portfolio Level, as it will be calculated using the closing prices of the Constituents added or removed.

Under the Investment Advisory Agreement, the Investment Advisor will be required to act at all times on a basis which is fair and reasonable to the Bank, to act honestly and in good faith with a view to the best interests of the Holders and, in connection therewith, to exercise the degree of care, diligence and skill that a reasonably prudent portfolio manager would exercise in comparable circumstances. The Investment Advisory Agreement will provide that the Investment Advisor shall not be liable in any way for any default, failure or defect in the Note Securities, nor shall it be liable if it has satisfied the duties and standard of care, diligence and skill set forth above. The Investment Advisor will, however, incur liability in cases of wilful misconduct, bad faith, negligence or breach of its obligations under the Investment Advisory Agreement.

The Investment Advisory Agreement, unless terminated as described below, will continue in effect until the Maturity Date. The Bank will be allowed to terminate the Investment Advisory Agreement only if the Investment Advisor has committed certain events of bankruptcy or insolvency or is in material breach or default of the provisions thereof and such breach has not been cured within 30 days after notice thereof has been given to the Investment Advisor by the Bank. In the event that Mr. Eric Bushell ceases to be responsible for managing the Portfolio for any reason, the Bank will be allowed to terminate the Investment Advisory Agreement if the Investment Advisor has not designated a qualified replacement for Mr. Bushell who is acceptable to the Bank, acting reasonably, within 60 days of receiving written notice of termination from the Bank.

Except as set out below, the Investment Advisor will not be allowed to terminate the Investment Advisory Agreement or assign the same except to an affiliate of the Investment Advisor, without approval of the Bank. The Investment Advisor will be allowed to terminate the Investment Advisory Agreement if the Bank has committed certain events of bankruptcy or insolvency or if the Bank is in material breach or default of the provisions thereof and such breach or default has not been cured within 30 days after notice thereof has been given to the Bank.

The Investment Advisor will be entitled to fees for its services under the Investment Advisory Agreement as described under "Fees and Expenses". In addition, the Investment Advisor and each of its directors, officers, employees and agents will be indemnified by the Bank for all liabilities, costs and expenses incurred in connection with any action, suit or proceeding that is proposed or commenced or other claim that is made against the Investment Advisor or any of its officers, directors, employees or agents in the exercise of its duties as investment advisor to the Reference Portfolio, except those resulting from the Investment Advisor's wilful misconduct, bad faith, negligence or breach of its obligations under the Investment Advisory Agreement and provided the Bank has reasonable grounds to believe the action or inaction that gave rise to such claim was not in the best interests of the Reference Portfolio.

If at any time the Investment Advisory Agreement is terminated in accordance with its terms or if the Investment Advisor is no longer willing or able to perform its duties under the Investment Advisory Agreement, the Bank will be entitled to appoint another professional management firm having, in the opinion of the Bank acting in good faith, an expertise and a good track record in the oil sands and energy sector as Investment Advisor for the remainder of the term of the Note Securities. Any such replacement firm will be at arm's length from the Bank and its affiliates.

The management services to be provided by the Investment Advisor will not be exclusive to the Reference Portfolio and nothing in the Investment Advisory Agreement prevents the Investment Advisor from providing similar management services to other investment funds and other clients (whether or not their investment objectives and policies are similar to those of the Reference Portfolio) or from engaging in other activities. See "Management of the Reference Portfolio - Conflict of Interest of the Investment Advisor".

Procedure for notional transactions:

The Investment Advisor must notify the Bank of its intention to either: (i) modify the Constituent Number of Shares of the Reference Portfolio and/or, (ii) add or remove a Constituent from the Reference Portfolio. Subject to what is set forth below, any addition, deletion or modification requested by the Investment Advisor on any day will be deemed to have been executed at the Constituent Price and applicable FX Rate on such day.

Notifications have to be received by the Bank by 9:00 a.m. Eastern Standard Time and receipt of notifications have to be sent to the Investment Advisor by 2:00 p.m. Eastern Standard Time on the same day. Notifications can only be made on a Business Day. The Bank, through the receipt of notifications will transmit the following information to the Investment Advisor:

- the agreement or disagreement of the Bank, acting in good faith, to the request made by the Investment Advisor.

- the number of days over which the Bank, acting in good faith, will have deemed to have executed the modification requested by the Investment Advisor.

- if required, a request for an extension to analyze the request received by the Investment Advisor. This extension cannot exceed two Business Days.

In determining the number of days over which the requests will be deemed to have been executed, the Bank will take into account volatility and liquidity considerations that may affect the Bank's ability to hedge its obligations under the Note Securities, acting in good faith. If a request is spread over more than one day, it will be spread proportionally over a number of days pre-specified in the Bank receipt of notification. On each on these days, the request will be deemed to have been executed at the Constituent Prices and corresponding FX Rates on such days.

Conflict of Interest of the Investment Advisor

The Investment Advisor is engaged in a wide range of investment management, investment advisory and other business activities. The services of the Investment Advisor under the Investment Advisory Agreement will not be exclusive and nothing in the Investment Advisory Agreement prevents the Investment Advisor or any of its affiliates from providing similar services to other clients (whether or not their investment objectives, strategies and policies are similar to those of the Reference Portfolio) or from engaging in other activities. The Investment Advisor's

investment decisions for the Reference Portfolio will be made independently of those made for its other clients and independently of its own investments. On occasion, however, the Investment Advisor may make the same investment for the Reference Portfolio and for one or more of its other clients. If the Reference Portfolio and one or more of the other clients of the Investment Advisor are engaged in the purchase or sale of the same security, the transactions will be effected on an equitable basis.

THE REFERENCE PORTFOLIO

General

The Reference Portfolio is an actively managed notional portfolio used to calculate the Variable Return payable on the Maturity Payment Date.

Investment Objective and Methodology

The investment objective of the Reference Portfolio is to provide long-term appreciation by investing exclusively in equity and equity-related securities of publicly-listed issuers that are engaged in exploration, development, production, distribution or other activities in the Canadian oil sands sector, the global energy industry and, to a lesser extent, issuers involved in alternative energy technologies (including, oil, natural gas, coal, other hydrocarbon products, electricity, geothermal, solar, wind and other power). CI Investments Inc. will provide investment advisory and portfolio management services in respect of the Reference Portfolio and portfolio management.

All decisions by the Investment Advisor to add, remove or otherwise replace a Constituent will be subject to the Bank's prior approval. This approval will not be withheld if the investment decision does not adversely affect the Bank's ability to hedge its obligations under the Note Securities, as described under "Use of Proceeds and Hedging". Factors which the Bank will take into account in making its decision include the impact on the volatility of the Reference Portfolio; the increase in the concentration risk of the assets per industry sub-group; the increase in the concentration risk relating to any single security, in all cases, acting in good faith and using its reasonable judgment.

The initial Reference Portfolio is expected to consist of 32 Constituents, consisting of issuers participating in the Canadian oil sands sector (53.5%), the global energy industry (38.75%) and, to a lesser extent, issuers involved in alternative energy technologies (7.75%). The initial composition Reference Portfolio is expected to be as follows:

Reference Portfolio Constituent	Symbol	Primary Stock Exchange	Currency	Initial Weighting
PETRO-CANADA	PCA CT	Toronto	CAD	5.25%
PENN WEST ENERGY TRUST	PWT-U CT	Toronto	CAD	4.75%
TRANSCANADA CORP.	TRP CT	Toronto	CAD	4.75%
MULLEN GROUP INCOME FUND	MTL-U CN	Toronto	CAD	4.25%
CONOCOPHILLIPS INC.	COP US	New York	USD	4.25%
EXXON MOBIL CORP.	XOM US	New York	USD	4.25%
HUSKY ENERGY INC.	HSE CT	Toronto	CAD	4.25%
SHELL CANADA LTD.	SHC CT	Toronto	CAD	4.25%
IMPERIAL OIL LTD.	IMO CT	Toronto	CAD	4.25%
SUNCOR ENERGY INC.	SU CT	Toronto	CAD	4.00%
WESTERN OIL SANDS INC. CL/A	WTO CT	Toronto	CAD	4.00%
CANADIAN OIL SANDS TRUST	COS-U CT	Toronto	CAD	3.50%
INTER PIPELINE FUND	IPL-U CT	Toronto	CAD	3.50%
ENBRIDGE INC.	ENB CT	Toronto	CAD	3.50%
CANADIAN NATURAL RESOURCES LIMITED	CNQ CT	Toronto	CAD	3.50%
ARCHER DANIELS MIDLAND CO.	ADM US	New York	USD	3.25%
ENERPLUS RESOURCES FUND	ERF-U CT	Toronto	CAD	3.00%
PEMBINA PIPELINE INCOME FUND	PIF-U CT	Toronto	CAD	3.00%
TOTAL SA-SPON ADR	TOT US	New York	USD	3.00%
ENCANA CORP.	ECA CT	Toronto	CAD	3.00%

Reference Portfolio Constituent	Symbol	Primary Stock Exchange	Currency	Initial Weighting
NEXEN INC.	NXY CT	Toronto	CAD	3.00%
PRECISION DRILLING TRUST	PD-U CT	Toronto	CAD	2.50%
CHEVRON CORP.	CVX US	New York	USD	2.50%
OPTI CANADA INC.	OPC CT	Toronto	CAD	2.50%
CANADIAN HYDRO DEVELOPERS INC.	KHD CN	Toronto	CAD	2.25%
BUNGE LIMITED	BG US	New York	USD	2.25%
CONNACHER OIL & GAS LIMITED	CLL CT	Toronto	CAD	2.00%
VALERO ENERGY CORP.	VLO US	New York	USD	2.00%
UTS ENERGY CORP.	UTS CT	Toronto	CAD	1.50%
VERMILION ENERGY TRUST	VET-U CT	Toronto	CAD	1.00%
BONAVISTA ENERGY TRUST	BNP-U CT	Toronto	CAD	0.75%
SHININGBANK ENERGY INCOME FUND	SHN-U CT	Toronto	CAD	0.25%

The final composition of the Reference Portfolio on the Closing Date may be different, depending on events that may affect the Constituents, as the Investment Advisor may determine, in accordance with the investment objectives and criteria of the Reference Portfolio.

Following the Closing Date, the weightings of the Constituents will vary according to the fluctuations in the value of such securities, adjustments and rebalancings made by the Investment Advisor, the fees assumed by the Holders, the fluctuations in the foreign exchange rate between the relevant currencies in which the Constituents are denominated and the Canadian dollar and other events affecting such securities.

The value of Constituents denominated in currencies other than the Canadian dollar for the purposes of calculating the Reference Portfolio Level as well as any dividend or distribution paid and reinvested will be expressed in Canadian dollars based on the applicable FX Rate at each such time of calculation. As a result, the value of such Constituents denominated in foreign currencies will be exposed to currency fluctuations between the Closing Date and the Valuation Date.

Investment Criteria and Restrictions

The following investment criteria and restrictions will govern the composition of the Reference Portfolio:

(i) **Qualifying Securities.** The Constituents will be limited to equity and equity-related securities of publicly-listed issuers that are engaged in exploration, development, production, distribution or other activities in the Canadian oil sands sector, the global energy industry and, to a lesser extent, issuers involved in alternative energy technologies (including, oil, natural gas, coal, other hydrocarbon products, electricity, geothermal, solar, wind and other power). If any of such issuer ceases to be publicly-listed, it will be removed from the Reference Portfolio. Equity and equity-related securities include primarily common shares, including non-voting and subordinate voting participating shares, units of income trusts or income funds. Convertible debt securities will not be Qualifying Securities.

(ii) **Reference Portfolio entirely invested in Constituents.** 100% of the Reference Portfolio will be notionally invested in Constituents at any time. This means that there will not be any portion of the Reference Portfolio allocated to assets other than the Qualifying Securities, including cash instruments, bonds, commodities, derivatives (including options and forwards) or other instruments. For greater certainty, the Reference Portfolio will not be engaging in short selling of securities, sale lease-back of securities or any activity other than the holding of the Constituents.

(iii) **Concentration.** The Constituent Weight of any single Constituent shall not represent more than 8% of the total Reference Portfolio. Notwithstanding the foregoing, the Investment Adviser will have up to 10 Business Days to rebalance the relevant Constituent Number of Shares to meet this threshold in the event the Constituent Weight exceeds such threshold as a result of movements in market prices.

(iv) **Foreign Investment.** The aggregate Constituent Weight of all non-Canadian resident issuers may not represent more than 40% of the Reference Portfolio. Moreover, the aggregate Constituent Weight of all non-Canadian resident issuers of any one country may not represent more than 25% of the Reference Portfolio. Notwithstanding the foregoing, the Investment Adviser will have up to 10 Business Days to rebalance the relevant Constituent Number of Shares to meet this threshold in the event the Constituent Weight exceeds such threshold as a result of movements in market prices.

(v) **Real Estate.** The Reference Portfolio will not include any securities of real estate investment trust issuers.

Distributions and Dividends

Subject to certain adjustments upon the payment of a special dividend which is not a cash dividend, all distributions and dividends made in respect of a Constituent will be reinvested in and accrue to the Reference Portfolio.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100/each. The minimum subscription price per Holder is $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Notes will be made only through the Book Entry System of CDS. See "Description of the Notes - Depository" in the Prospectus.

Currency

The principal amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars. Because the Reference Portfolio may include securities of Constituents denominated in currencies other than the Canadian dollar, the Reference Portfolio Level will be affected by the fluctuations of the Canadian dollar as measured against such foreign currencies.

Redemption upon Maturity

The Note Securities will mature on the eighth anniversary of the Closing Date, provided that if such day is not a Business Day, it will be postponed until the next Business Day. At the Maturity Payment Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder, the following amount:

$95.00 x (Variable Return +1)

where Variable Return is equal to: (i) 150% x Reference Portfolio Return if the Reference Portfolio Return is positive and (ii) 100% x Reference Portfolio Return if the Reference Portfolio Return is negative or nil,

and where the Reference Portfolio Return is equal to: (Final Portfolio Level / Initial Portfolio Level) - 1

Notwithstanding the foregoing, in no event shall the Maturity Redemption Amount be less than $1.00 per Note Security.

Example 1: On the Valuation Date, the Initial Portfolio Level is 1,010 and has declined to a Final Portfolio Level of 450.

As a result, the Maturity Redemption Amount will be calculated as follows:

Reference Portfolio Return	=	(450 / 1,010) - 1
	=	- 55.45%
Variable Return	=	100% x - 55.45%
	=	- 55.45%
Maturity Redemption Amount	=	$95.00 x (-55.45% +1)
	=	$42.33

As a result, an investor would receive an amount of $42.33 per Note Security, representing a negative return of approximately - 57.67% on the Principal Amount.

Example 2: On the Valuation Date, the Initial Portfolio Level of 1,010 has appreciated to a Final Portfolio Level of 1,350.

As a result, the Maturity Redemption Amount will be calculated as follows:

Reference Portfolio Return	=	(1,350 / 1,010) - 1
	=	33.66%
Variable Return	=	150% x 33.66%
	=	50.49%
Maturity Redemption Amount	=	$95.00 x (50.49% +1)
	=	$142.97

As a result, an investor would receive an amount of $142.97 per Note Security, representing a positive return of approximately 42.97% on the Principal Amount.

Reference Portfolio Level

The Initial Portfolio Level will be the arithmetic average of the Reference Portfolio Levels for the five Business Days starting on and including the Closing Date. Thereafter, the level will fluctuate depending on the market price of the Constituents making up the Reference Portfolio and their respective weighting, adjustments made by the Investment Advisor, the Accelerator Cost, Management Fee and Administration Fee, as well as fluctuations between the relevant currencies in which the Constituents are denominated and the Canadian dollar and other events affecting such securities, as described herein. The Final Portfolio Level will be arithmetic average of the Reference Portfolio Levels for the five Business Days ending on and including the Valuation Date.

On any day, the Reference Portfolio Level will be equal to the sum of the Constituent Values.

For any Constituent, the "Constituent Value" on any day will be equal to a number (rounded to three decimal places) equal to the product of (i) the Constituent Number of Shares and (ii) the Constituent Price on that day, converted into Canadian dollars at the applicable FX Rate on that day for any Constituent denominated in a foreign currency.

For any Constituent, the "Constituent Number of Shares" on any day will be equal to the number of shares of such Constituent in the Reference Portfolio. On the Closing Date, the Constituent Number of Shares of each Constituent will be calculated by dividing on the Closing Date (i) the Constituent Initial Value, by (ii) the Constituent Price on that day, converted into Canadian dollars at the applicable FX Rate on that day for any Constituent denominated in a foreign currency. Thereafter, the Constituent Number of Shares will be adjusted to reflect ordinary dividend or distribution re-investments, the Management Fee, Accelerator Cost and Administration Fee. Ordinary dividend or distribution re-investments will be made as of the applicable ex-dividend date and will increase the number of shares

of a Constituent by adjusting the number of shares proportionally to the amount of ordinary dividend or distribution relative to the closing price on the ex-dividend date. The Management Fee, the Administration Fee and the Accelerator Cost will accrue daily and will be charged monthly on the last Business Day of each month (and on the Valuation Date for any accrued fees at that time) and will reduce the Constituent Number of Shares by a percentage equal to the accretion of these fees. Moreover, the Constituent Number of Shares will be subject to further adjustments upon transactions affecting issuers of the Constituents in the Reference Portfolio, including addition or removal of a Constituent, by adjusting the Constituent Value of existing and new Constituents proportionally to reflect any such transaction.

The "Constituent Initial Value" means, for each Constituent, an amount equal to the product of (i) the Constituent Initial Weight and (ii) 1,000.

The "Constituent Initial Weight" means, for each Constituent on the Closing Date, a number, expressed as a percentage (rounded to two decimal places) equal to the initial weighting of such Constituent in the Reference Portfolio on the Closing Date, as determined by the Investment Advisor.

The "Constituent Price" means, for each Constituent, the closing price on the primary exchange or quotation system on which the Constituent is traded. If on any day, the primary exchange on which the Constituent is traded is not open for trading, or if there is no closing price for such Constituent, the Constituent Price shall be the closing price on the immediately preceding day on which such exchange was open for trading and for which there was a closing price.

The following are examples of how the Reference Portfolio Level is calculated. Please note that these are hypothetical examples simplified to facilitate their understanding. For instance, no individual Constituent will normally account for more than 8% of the total weighting of the Reference Portfolio.

CONSTITUENT INITIAL WEIGHTS & VALUES

	A	B	= A x B
Constituent	**Constituent Initial Weights**		**Constituent Initial Values**
X	50%	1000.00	500.00
Y	25%	1000.00	250.00
Z	25%	1000.00	250.00

CONSTITUENT NUMBER OF SHARES ON THE CLOSING

	A	B	= A / B
Constituent	**Constituent Initial Values**	**Constituents Price on the Closing Date**	**Constituent Number of Shares**
X	500.00	10.00	50.000
Y	250.00	20.00	12.500
Z	250.00	30.00	8.333

ADJUSTMENT TO CONSTITUENT NUMBER OF SHARES DURING THE MONTH

1. Dividend re-investments

Constituent	A Dividend Amount	B Constituent Price on Ex-Dividend Date	C Constituent Number of Shares before dividend	= C + ((A x C) / B) Number of Shares after dividend
X	0.12	9.90	50.00	50.606
Y			12.50	12.500
Z	0.30	29.75	8.333	8.417

2. Structure Fee Calculation (Month End)

Constituent	A Structuring fee (% per annum)	B Number of days in period	C Constituent Number of Shares before fees	= C x (1 – (B / 365 x A)) Number of Shares after fees
X	3.15%	30	50.606	50.475
Y	3.15%	30	12.500	12.468
Z	3.15%	30	8.417	8.395

CALCULATION OF REFERENCE PORTFOLIO LEVEL (Month End)

Constituent	A Constituent Number of Shares	B Constituent Price	C = A x B Constituent Values
X	50.475	10.00	504.750
Y	12.468	20.00	249.352
Z	8.395	30.00	251.856

Reference Portfolio Level = 504.750 + 249.352 + 251.856 = 1005.959

CALCULATION OF REFERENCE PORTFOLIO LEVEL (Intra Month)

Constituent	A Structuring fee (% per annum)	B Number of days accrued	C Constituent Number of Shares before accrued fees	= C x (1 – (B / 365 x A)) Number of Shares after accrued fees
X	3.15%	15	50.475	50.410
Y	3.15%	15	12.468	12.452
Z	3.15%	15	8.395	8.384

Constituent	A Constituent Number of Shares after accrued fees	B Constituent Prices	C = A x B Constituent Values
X	50.410	10.00	504.100
Y	12.452	20.00	249.037
Z	8.384	30.00	251.520

Reference Portfolio Level = 504.100 + 249.037 + 251.520 = 1004.657

EXAMPLES OF TRANSACTIONS IN THE REFERENCE PORTFOLIO

Example 1: Order received by the Bank: sell 10 shares of Constituent X and buy Constituent Y with the proceeds

Before Transaction

	A	B	C = A x B
Constituent	Constituent Number of Shares after accrued fees	Constituent Price	Constituent Values
X	50.410	10.00	504.100
Y	12.452	20.00	249.037
Z	8.384	30.00	251.520

Reference Portfolio Level = 504.100 + 249.037 + 251.520 = 1004.657

After Transaction

	A	B	C = A x B
Constituent	Constituent Number of Shares after accrued fees	Constituent Price	Constituent Values
X	40.410	10.00	404.100
Y	17.452	20.00	349.037
Z	8.384	30.00	251.520

Reference Portfolio Level = 404.100 + 349.037 + 251.520 = 1004.657

Example 2: Order received by the Bank: sell 10 shares of Constituent X and buy Constituent A with the proceeds

Before Transaction

	A	B	C = A x B
Constituent	Constituent Number of Shares after accrued fees	Constituent Price	Constituent Values
X	50.410	10.00	504.100
Y	12.452	20.00	249.037
Z	8.384	30.00	251.520
A	0.000	15.00	00.000

Reference Portfolio Level = 504.100 + 249.037 + 251.520 = 1004.657

After Transaction

	A	B	C = A x B
Constituent	Constituent Number of Shares after accrued fees	Constituent Price	Constituent Values
X	40.410	10.00	404.100
Y	12.452	20.00	249.037
Z	8.384	30.00	251.520
A	6.666	15.00	100.000

Reference Portfolio Level = 404.100 + 249.037 + 251.520 + 100.000 = 1004.657

Payment of the Maturity Redemption Amount

Subject to certain exceptions, the Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Maturity Payment Date will be the fifth Business Day following the Valuation Date. The Valuation Date will be the fifth Business Day prior to the Maturity Date, provided that it may be postponed if there is a Market Disruption Event on such date, up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Bank Early Redemption, will be paid through CDS as set forth under "Description of the Notes - Depository - CDS Procedures" in the Prospectus.

Timely Information on the Note Securities

The Bank will make available on the Web site www.spsgroup.ca, certain information regarding the Note Securities and the Reference Portfolio, including:

- the daily Reference Portfolio Level;
- the daily net asset value of the Note Securities;
- quarterly statements showing the Constituent Value of each Constituent; and
- a yearly statement showing the total fees charged against the Reference Portfolio Level.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of Notes - Reimbursement Under Special Circumstances" in the Prospectus.

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime.

Deferred Payment

Under the Criminal Code (Canada), a lender is prohibited from entering into an agreement or arrangement to receive interest at an effective annual rate of interest, calculated in accordance with generally accepted actuarial practices and principles, exceeding 60% of the credit advanced under the agreement or arrangement. The Bank hereby promises, for the benefit of the Holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest. If not permitted by law to do so when any payment is to be made by the Bank to a Holder on account of the Maturity Redemption Amount of a Note Security, payment of a portion of such amount may be deferred to ensure compliance with such laws.

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 Business Days' prior notice furnished in writing by the Bank in the manner set forth under "Description of the Notes - Notice to Holders" in the Prospectus.

A "Special Circumstance" means a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice, policy or administration; or an event occurs, now or in future, caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding.

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Note Securities, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date") and the Maturity Date will be accelerated to the Special Reimbursement Date and Holders of record on such date will be entitled to receive the Actualized NAV of their Note Securities. The Bank will make available to Holders, no later than 10:00 a.m. (Montreal time) on the fifth Business Day following the determination of the Actualized NAV, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Reference Portfolio; and (b) the level of the Reference Portfolio used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Portfolio or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

- a suspension, absence or material limitation of trading in a material number of Constituents for more than two hours or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

- a suspension, absence or material limitation of trading in option or futures contracts relating to the Reference Portfolio or a material number of Constituents in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or

- in any other event, if the calculation agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) a "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

FEES AND EXPENSES

The following fees and expenses will be relevant in the context of the issuance of the Note Securities.

Agents' Fee:	The Bank will pay to the Agents an agency fee equal to 5.00% of the Principal Amount of each Note Security sold under the offering in connection with their services as Agents. This fee will be paid out of the gross proceeds of the offering, and will be borne indirectly by the Holders since the Initial NAV for the Note Securities will be set at $95.00 per Note Security.
Management Fee:	The Reference Portfolio Return will be reduced by 0.50% per annum (plus applicable taxes) in payment of a management fee to the Investment Advisor, accrued daily and charged monthly in arrears (the "Management Fee"). The Investment Advisor has agreed to pay to National Bank Financial Inc. until the Maturity Date an amount equal to the Management Fee, such amount being calculated based on the number of Note Securities held by National Bank Financial Inc. in inventory for maintaining a secondary market for the Note Securities.
Administration Fee:	The Reference Portfolio Return will be reduced by 0.25% per annum in payment of an administration fee to the Bank to cover administrative expenses related to this offering, accrued daily and charged monthly in arrears (the "Administration Fee").
Accelerator Cost:	The Reference Portfolio Return will be reduced by 2.40% per annum in payment of an accelerator amount to the Bank in connection with the forward and option investment strategy described under "Objectives of the Note Securities", accrued daily and charged monthly in arrears (the "Accelerator Cost"). **The Accelerator Cost includes the Trailer Fee described below.**
Trailer Fee (included in the Accelerator Cost):	A trailer fee of 0.25% per annum of the Principal Amount of Note Securities outstanding will be payable by the Bank out of its own funds to all dealers and advisors whose clients hold Note Securities, including applicable taxes, if any (the "Trailer Fee"). The Trailer Fee will accrue daily and be paid monthly in arrears.
Expenses of the offering:	The expenses of the offering (other than the Agents' fee) will be borne by the Bank.

The Management Fee, the Administration Fee and the Accelerator Cost will be charged by reducing the Constituent Number of Shares, therefore ultimately reducing the Reference Portfolio Return.

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Final Portfolio Level, the Maturity Redemption Amount, the Actualized NAV, the Reference Portfolio Level and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred and for making certain other determinations with regard to the Note Securities and the Reference Portfolio. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Final Portfolio Level, the Maturity Redemption Amount, the Actualized NAV, the Reference Portfolio Level and in making certain other determinations with regard to the Reference Portfolio. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

INDEPENDENT COMMITTEE

The Bank will appoint an independent committee made up of at least three independent members, which will be responsible for reviewing conflict of interest matters where the interests of the Bank and those of the Holders may be in conflict. The committee will be asked to determine that, in its opinion, the proposed action is taken by the Bank acting in good faith (i.e. not with the intent of adversely affecting the Holders). The committee may provide standing instructions permitting on a continuous basis a particular action by the Bank. The standard of care of the committee members will be to act honestly and in good faith, with a view to the best interest of the Holders, having regard to the structure and the terms of the Note Securities and the legitimate interest of the Bank in hedging its obligations under the Note Securities. The committee will have no binding authority, but if any of its recommendations is not followed by the Bank, it will be reported in the committee's annual report. The committee may hire outside advisors if deemed necessary or useful to make their determinations at the expense of the Bank. The committee will prepare a yearly report which will be posted on the Web site www.spsgroup.ca together with the other information on the Note Securities. The report will contain a description of the composition of the committee and a description of any known instance when the Bank proceeded with a matter referred to the committee for which no recommendation was given by the committee or where the Bank did not follow a recommendation of the Committee.

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below, including forward and option contracts of the nature described under "Objectives of the Note Securities".

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving sales of securities included in or linked to the Reference Portfolio and/or purchases and/or sales of listed and/or over-the-counter options or futures on Constituents or listed and/or over-the-counter options, futures or exchange-traded funds on the Reference Portfolio prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

- acquire or dispose of securities of the issuers of Constituents;
- acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Reference Portfolio or the value of the Constituents;
- acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or
- any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of Constituents, listed or over-the-counter options or futures on Constituents or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Reference Portfolio or indices designed to track the performance of the Reference Portfolio or other components of the Reference Portfolio.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors - Hedging Transactions may affect the Reference Portfolio" in this pricing supplement for a discussion of these adverse effects.

As is generally the case for deposits, the Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV. The sale of Note Securities through FundSERV is not like standard over-the-counter markets for debt instruments maintained by registered dealers and carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV - Sale of Notes through FundSERV" in the Prospectus. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. In the event this occurs, the Bank will endeavor to find another market maker. If the Bank is unable to find a new market maker, the Bank will agree to purchase for cancellation Note Securities tendered for sale through FundSERV at the Net Bid Price (as defined in the Prospectus) it will quote on FundSERV. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which (i) may be less than the Principal Amount, (ii) may not necessarily reflect the appreciation of the Reference Portfolio up to the date of such sale, (iii) may not capture the full "accelerated" return as illustrated under examples 1 and 2 below. See "Risk Factors - There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level".

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Portfolio; and the market price of the Constituents or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date - where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates and; (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

The chart below serves to illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the Reference Portfolio Level and the time remaining to maturity. **This illustration is based on the assumption that all other factors remain constant, including interest rates and volatility. As a result, the following is not and should not be construed as a forecast or projection of how the Note Securities will trade in any secondary market that may develop. The net asset value of the Note Securities may be lower or higher than the potential theoretical prices of the Note Securities illustrated below, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility. For example, the level of the Reference Portfolio could rise (which would imply an increase in the NAV) but the NAV could decline if the value of the accelerator option was reduced by lower volatility of the underlying Reference Portoflio.** The first column represents different levels of the Reference Portfolio while the first row represents a time line from the first year up to the Maturity Date.

Reference Portfolio Level	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Maturity
0	0.98	0.98	0.98	0.99	0.99	0.99	1.00	1.00
100	9.35	9.35	9.35	9.36	9.39	9.42	9.46	9.50
200	17.48	17.62	17.73	17.94	18.17	18.43	18.71	19.00
300	26.01	26.27	26.35	26.65	26.98	27.44	27.96	28.50
400	34.98	35.34	35.33	35.67	35.93	36.49	37.21	38.00
500	44.36	44.83	44.74	45.09	45.17	45.66	46.48	47.50
600	54.09	54.70	54.56	54.94	54.82	55.13	55.81	57.00
700	64.13	64.89	64.77	65.22	64.94	65.06	65.41	66.50
800	74.10	75.33	75.11	75.68	75.36	75.38	75.43	76.00
900	84.25	85.22	85.46	86.22	85.99	85.94	86.05	85.50
1,000	95.07	95.12	95.20	95.31	96.26	97.25	96.65	95.00
1,100	104.28	105.76	107.14	108.39	109.45	110.20	110.41	109.25
1,200	115.22	116.97	118.63	120.16	121.51	122.58	123.21	123.50
1,300	126.31	128.34	130.28	132.12	133.80	135.25	136.39	137.75
1,400	137.50	139.83	142.08	144.25	146.28	148.15	149.84	152.00
1,500	148.78	151.42	153.99	156.50	158.91	161.21	163.45	166.25
1,600	160.14	163.09	166.00	168.86	171.65	174.39	177.17	180.50
1,700	171.57	174.84	178.08	181.30	184.49	187.66	190.96	194.75
1,800	183.06	186.65	190.23	193.82	197.39	201.01	204.79	209.00
1,900	194.59	198.51	202.43	206.38	210.35	214.40	218.63	223.25
2,000	206.16	210.41	214.68	219.00	223.36	227.82	232.49	237.50

Example 1, for a Reference Portfolio Level of 1,400 (representing a 40% return if the Initial Portfolio Level is 1,000) after three years, the Note Security could theoretically be worth $142.08. This is a 49.56% return on the Initial NAV of $95.00. In comparison, if the investors had invested $95.00 in the Reference Portfolio directly, their investment would be worth $133.00. The amount of $142.08 represents an "accelerated" return of 123.9%, illustrating that while the Holder receives an extra $9.08 compared to a direct investment in the Reference Portfolio, the Holder would not receive the full 50% acceleration if the Note Security was to be sold at that point.

Example 2, for a Reference Portfolio Level of 1,400 (representing a 40% return if the Initial Portfolio Level is 1,000) after seven years, the Note Security could theoretically be worth $149.84. This is a 57.72% return on the Initial NAV of $95.00. In comparison, if the investors had invested $95.00 in the Reference Portfolio directly, their investment would be worth $133.00. The amount of $149.84 represents an "accelerated" return of 144.30%, illustrating that while the Holder receives an extra $16.84 compared to a direct investment in the Reference Portfolio, the Holder would not receive the full 50% acceleration if the Note was to be sold at that point.

Example 3, for a Reference Portfolio Level of 800 (representing a 20% negative return if the Initial Portfolio Level is 1,000) after seven years, the Note Security could theoretically be worth $75.43. This is a 20.60% negative return on the Initial NAV of $95.00. In comparison, if the investors had invested $95.00 in the Reference Portfolio directly, the investment would be worth $76.00. This represents approximately 1 for 1 the same negative return.

SUPPLEMENTAL PLAN OF DISTRIBUTION

National Bank Financial Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Berkshire Securities Inc., Blackmont Capital Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Desjardins Securities Inc., HSBC Securities (Canada) Inc., Raymond James Ltd. and Richardson Partners Financial Limited (the "Agents") have agreed to act as agents in connection with the issuance and sale of the Note Securities under the terms of a dealer agreement among the Agents, the Investment Advisor and the Bank (the "Dealer Agreement") dated July 12, 2006. The Agents will receive an agency fee in respect of their role as agent hereunder of 5.0% of the Principal Amount of each Note Security sold.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Note Securities may be purchased through the order entry system

of FundSERV. The FundSERV order code for the Note Securities is NBC073. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or return of such funds if subscriptions are rejected or not fully allotted. Closing of the offering of the Note Securities is expected to occur on or about September 8, 2006, but no later than September 22, 2006.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than its share of the Agents' fee and an amount equal to the Management Fee) on Note Securities held in inventory by National Bank Financial Inc. for maintaining a secondary market for the Note Securities as described under section "Fees and Expenses". CIBC World Markets Inc. has participated in the structuring and pricing of the offering and the Agents who signed the Dealer Agreement have performed due diligence in connection with the offering of the Note Securities.

RISK FACTORS

The Note Securities are principal at risk and are riskier than ordinary unsecured debt securities. The Maturity Redemption Amount is linked to the performance of the Reference Portfolio. This section describes some of the most significant risks relating to an investment in the Note Securities. Purchasers are urged to read the following information about these risks, together with the other information in this pricing supplement and the Prospectus, before investing in the Note Securities.

Risk factors related to the offering of Note Securities:

The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities

The Note Securities may return less, and possibly even none of the principal amount invested (subject to the minimum $1.00 per Note Security repayment). The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate with the Reference Portfolio Level and may be less than the Principal Amount depending on the performance of the Reference Portfolio. **Investors could lose their investment in the Note Securities.**

There can be no assurance that the Note Securities or the Constituents will show any return. The fluctuations in the Reference Portfolio Level are unpredictable and will be influenced by factors that are beyond the control of the Bank. As a result, the value of the Note Securities will fluctuate. Historical prices of the Constituents should not be considered as any indication of the future performance thereof.

The Note Securities are not comparable to ordinary debt instruments

While the Note Securities are debt obligations of the Bank, they differ from ordinary debt instruments, in that no interest will be payable during the term of the Note Securities. A return, if any, is payable on the Initial NAV of the Note Securities at maturity only to the extent that the Final Portfolio Level at the Valuation Date is greater than the Initial Portfolio Level. The Initial NAV being $95.00 per Note Security, a return on such amount may not generate a payment equal to or greater than the Principal Amount of $100.00 per Note Security. There can be no assurance that Initial Portfolio Level will appreciate to a level that will provide such result.

Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, an investment in the Note Securities may result in a lower return when compared to other investment alternatives.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders of the Note Securities is incumbent upon the Bank, the likelihood that such Holders will receive the Maturity Redemption Amount, will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime.

Holders have no ownership interest in the Constituents

An investment in the Note Securities does not constitute an investment in the Constituents. The Reference Portfolio is a notional portfolio of Constituents used to calculate the Maturity Redemption Amount. The Holders of Note Securities will not be the owners of these Constituents and therefore, there is no recourse to the assets of the Reference Portfolio to satisfy amounts owing under the Note Securities.

The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the investor will not be able to participate fully in the appreciation of the Reference Portfolio Level that might have occurred up to the payment date pursuant to a Reimbursement Under Special Circumstances.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level

Investors should be willing to hold their Note Securities to maturity. There may be little or no secondary market for the Note Securities. The Note Securities will not be listed on any stock exchange. There is no assurance that a secondary market will develop.

Despite the fact that National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV, there can be no assurance that a secondary market will develop, and if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when an investor decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive. Moreover, National Bank Financial Inc. reserves the right not to maintain such a secondary market in the future in its sole discretion, without providing prior notice to Holders. Furthermore, the sale of Note Securities through FundSERV is not like standard over-the-counter markets for debt instruments maintained by registered dealers and carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV - Sale of Notes through FundSERV" in the Prospectus.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which (i) may be less than the Principal Amount, (ii) may not necessarily reflect the appreciation of the Reference Portfolio up to the date of such sale, (iii) may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Portfolio; and the market price of the Constituents or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional

economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date - where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates and; (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Reference Portfolio Level and Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Portfolio and the Constituents that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests of the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Portfolio, could be adverse to the interests of the Holders. The Bank and/or its affiliates may, at present or in the future, engage in business with the issuers of the Constituents, including making loans or providing advisory services to those entities. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank and/or its affiliates and the interests of Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the Constituents and/or the level of the Reference Portfolio and, therefore, the market value of the Note Securities.

Hedging Transactions may affect the Reference Portfolio

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling the Constituents, futures or options on the Constituents or the Reference Portfolio, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Constituents or the Reference Portfolio, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling the Constituents, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Portfolio or the Constituents from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Constituents and/or the level of the Reference Portfolio, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. As is generally the case for deposits, the Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Constituents and other investments relating to the Constituents or the Reference Portfolio on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could decrease the market price of the Constituents and/or the level of the Reference Portfolio and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Constituents or the Reference

Portfolio. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The Calculation Agent can postpone the determination of the Final Portfolio Level or the Maturity Date if a Market Disruption Event occurs on the Valuation Date

The determination of the Final Portfolio Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Portfolio Level on the first Business Day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days. As a result, the Maturity Date for the Note Securities could also be postponed, although not by more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Portfolio Level of the Reference Portfolio that would have prevailed in the absence of the Market Disruption Event.

Risk factors related to the Reference Portfolio:

Constituents will be concentrated in a specific sector

The Reference Portfolio will consist only of securities of entities in the energy sector. As a result, its holdings will not be broadly diversified and the value of the Note Securities may be more volatile than the value of a more broadly diversified portfolio and may fluctuate substantially over short periods of time in response to economic conditions and regulatory changes that specifically affect the activities of entities active in the energy sector. This may have a negative impact on the value of the Note Securities.

The Reference Portfolio will be affected by commodity price fluctuations and volatility of oil and natural gas prices

The operations and financial condition of the majority of issuers in which the Reference Portfolio will be invested and, accordingly, the amount of distributions paid on such securities, will be dependent on commodity prices applicable to such issuers. Prices for commodities may vary and are determined by supply and demand factors including weather and general economic and political conditions. A decline in commodity prices could have an adverse effect on the operations and financial condition of the issuers of such securities and the amount of distributions paid on such securities.

In particular, the operational results and financial condition of issuers included in the Reference Portfolio are especially sensitive to oil and natural gas prices. Oil and natural gas prices have fluctuated widely during recent years and are affected by supply and demand factors, political events, weather and general economic conditions, among other things. Fluctuations in oil and natural gas prices could have an adverse effect on the distributions received from the issuers included in the Reference Portfolio and the value of such issuers' securities.

The volatility of oil and natural gas prices may become an increasing concern to the operations and financial condition of the issuers of a majority of the securities of the Reference Portfolio if there is an increased emphasis placed upon the use of alternative sources of fuels as compared to sources of fuel from the oil sands.

The Reference Portfolio will be subject to certain risks relating to the nature of oil sands exploration and development

Oil sands exploration and development is very competitive and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that bitumen will be produced from related projects. Furthermore, the marketability of the synthetic crude oil produced in the oil sands may be affected by numerous factors beyond issuers' control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations

relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted and will change from time to time, but the combination of these factors may result in issuers not receiving an adequate return on invested capital. Because operating costs to produce synthetic crude oil from oil sands may be substantially higher than operating costs to produce conventional crude oil, an increase in such costs or a reduction in the price of synthetic crude oil or other competing products may render mining of bitumen resources from the oil sands uneconomical. A significant decrease in the price of oil may have a negative impact on the economic viability of oil sands projects. There is no assurance that the companies operating in the oil sands sector will produce synthetic crude oil in quantities or at costs anticipated, or that they will not cease producing entirely in certain circumstances. Actual operating costs may differ materially from current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from the operations in the oil sands sector, could result in substantial costs and liabilities, delays or an inability to complete projects or the abandonment of projects.

The Reference Portfolio may be subject to labour problems affecting issuers of the Constituents

The continued operation and expansion of the oil sands sector requires skilled employees with specialized knowledge and expertise. Currently, there are several oil sands projects and expansions underway in the Fort McMurray area of Alberta. Returns from investments in the oil sands sector may be adversely affected by labour shortages and labour costs as there can be no assurance that all of the required employees with the necessary abilities and expertise will be available or that projected labour costs will not increase.

The Reference Portfolio may be affected by development schedule and cost overruns of issuers of the Constituents

Historically oil sands projects have experienced capital cost overruns due to a variety of factors. There is no assurance that the current construction and operations schedules of the issuers in the Reference Portfolio will proceed as planned without any delays or cost overruns. Any delays may increase the costs of development or production, requiring additional capital, and there can be no assurance that such capital will be available in a timely and cost-effective fashion.

Development of the projects in the oil sands sector may be adversely affected by one or more factors commonly associated with large industrial projects such as shortages of equipment, materials and labour, fluctuations in the prices of building materials, particularly steel, delays in delivery of equipment and materials, labour disputes, political events, local, native and political opposition, blockades or embargoes, litigation, adverse weather conditions, unanticipated increases in costs, natural disasters, accidents, unforeseen engineering, design, environmental or geological problems and other unforeseen circumstances. Any of these events or other unanticipated events could give rise to delays in development and production and cost overruns.

The Reference Portfolio may be affected by changes in the existing royalty regime

Issuers in the oil sands sector may have revenue and expenses that are affected by the applicable royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime that will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

The Reference Portfolio may be affected by environmental regulations

Oil sands extraction operations, pipelines and upgraders are subject to environmental regulation pursuant to federal and provincial legislation and regulations. These laws require various approvals and provide for restrictions and prohibitions on releases or emissions of various substances produced or used in association with such operations. Risks of substantial costs and liabilities are inherent in oil sands operations and a violation of any such law may result in the issuance of remedial orders, the suspension of approvals or the imposition of significant fines or penalties.

In late 2002 the Government of Canada ratified the Kyoto Protocol, an international agreement designed to manage greenhouse gas emissions and on February 16, 2005 it became effective. Other than as described in the 2005 Kyoto Plan, relatively few details regarding its implementation in Canada have been made by the federal government. Numerous uncertainties regarding details of the Kyoto Protocol's implementation remain and there can be no assurance that future rules and regulations will not affect the profitability or continued operation of participants in the oil sands sector.

The Reference Portfolio is exposed to other risks affecting energy issuers

The amount of the distributions paid by pipeline/energy distribution issuers varies with the market demand for transportation of product on the distribution systems. While they are generally not as commodity price sensitive as oil and gas issuers, they may be affected by fluctuations in commodity prices in the longer term. Fluctuations in supply and cost of the basic materials from which the electricity is generated can impact power generation issuers.

The Reference Portfolio is subject to distributions of issuers of the Constituents

Historical distribution payments of issuers may not be reflective of future distribution payments, which will be determined by the directors or trustees, as the case may be, of issuers after taking into account the prevailing financial circumstances of the issuers at the relevant time. The actual amount distributed by issuers is at the discretion of the board of directors or board of trustees of such issuers, as the case may be. The Reference Portfolio Level will vary according to, among other things, the distributions paid on the securities comprising the Reference Portfolio.

The Reference Portfolio is exposed to risks affecting pipeline companies

The amount of the distributions paid by pipeline/energy distribution issuers varies with the market demand for transportation of product on the distribution systems. While they are generally not as commodity price sensitive as oil and gas issuers, they may be affected by fluctuations in commodity prices in the longer term.

Changes to reserve estimates of certain issuers may adversely affect the Reference Portfolio

The reserve and recovery estimates for certain issuers included in the Reference Portfolio are only estimates and the actual production and ultimate reserves may be greater or less than the estimates provided. Any decline in these estimates could have an adverse effect on the value of such issuers.

Liquidity issues affecting certain issuers may adversely affect the Reference Portfolio

The Reference Portfolio may include securities of junior or medium-sized companies. Investment in the securities of junior and medium-sized companies may be more volatile than investments in larger companies or trusts, as junior and medium-sized companies generally experience both higher growth rates and higher failure rates. The trading volume of these securities is normally lower than that of larger companies or trusts. Such securities may be less liquid than others which could make it difficult to purchase or sell such a security at a time or price desired. Changes in the demand for these securities generally have a disproportionate effect on their market price, tending to make prices rise more in response to increased buying demand and fall more in response to selling pressure.

The Reference Portfolio is dependant on the performance and marketability of Constituents

The Reference Portfolio Level will vary in accordance with the value of the Constituents, and in some cases the value of Constituents may be affected by factors beyond the control of the Investment Advisor. Constituents may, in many circumstances, be issued by issuers which have limited operating histories. There can be no assurance that the issuers whose securities constitute the Reference Portfolio will be able to sustain their current distribution levels and their forecast distributions may not be realized. The value of these securities will be influenced by factors which are not within the control of the Investment Advisor and which, in the case of resource-oriented royalty and income trusts, include the financial performance of the respective issuers, commodity prices, exchange rates, interest rates, the hedging policies employed by such issuers, environmental risks, political risks, issues relating to the regulation

of the natural resource industry and operational risks relating to the resource sector and other financial market conditions. There can be no assurance on how the Constituents will trade and they may trade at a discount to, a premium to, or at their acquisition price.

The Reference Portfolio is subject to risk factors affecting income trust entities

The appreciation of the Reference Portfolio Level will be dependent on the performance of the Constituents. Constituents include income trusts and other flow-through entities. Accordingly, certain risk factors applicable to investors who invest directly in units of the income trust entities constituting the Reference Portfolio are also applicable to an investment in the Note Securities to the extent that such risk factors could adversely affect the distributions made by, and the performance of, the income trust entities constituting the Reference Portfolio. For a description of the risks applicable to the income trust entities constituting the Reference Portfolio, investors should consult documents made publicly available by each income trust entity constituting the Reference Portfolio. Such documents for Canadian-based issuers are available at www.sedar.com and on www.sec.gov for US-based issuers. Generally speaking, income trusts intend to distribute a large portion of their net income to their unitholders although there can be no assurance regarding the amounts of income to be generated or ultimately distributed. The actual amount distributed is not guaranteed and will depend upon numerous factors, including profitability, fluctuations in working capital, obligations under applicable credit facilities, sustainability of margins and capital expenditures of the income trust constituent. The market value of the securities of an income trust may deteriorate if such income trust is unable to meet its distribution targets, and such deterioration may be significant.

Taxation regime of income trusts may change and adversely affect the performance of the Reference Portfolio

Amendments were proposed to the Act in connection with the 2004 Federal budget that would subject trusts governed by registered pension plans, pension corporations and various tax-exempt pension investment corporations to a special tax in respect of investments in business income trusts in certain circumstances. Following a suspension of the implementation of such measures and a public consultation process on the tax issues related to business income trusts and other flow through entities, the Minister of Finance (Canada) announced in November 2005 that the public consultation process was completed and proposed to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. Draft legislation with respect to this reduction in personal income tax on dividends was released by the Minister of Finance on June 29, 2006. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow through entities will not be undertaken or that Canadian federal income tax laws respecting flow-through entities will not be changed in a manner which adversely affects income trusts and the units thereof, including Constituents. Any such adverse change would also adversely affect the performance of the Reference Portfolio Level and the Note Securities.

The performance of the Reference Portfolio is reliant on the Investment Advisor

The Investment Advisor will manage the Reference Portfolio in a manner consistent with the investment objective, strategy and criteria of the Reference Portfolio and subject to the investment restrictions. Although the employees of the Investment Advisor who will be primarily responsible for the management of the Reference Portfolio have extensive experience in managing investment portfolios, there is no certainty that such individuals will continue to be employees of the Investment Advisor throughout the term of the Note Securities. Any change in the employees of the Investment Advisor responsible for the management of the Reference Portfolio may have an impact on the performance of the Reference Portfolio. Moreover, a new manager may be appointed by the Bank in replacement of CI Investments Inc. in the event where the Investment Advisory Agreement is terminated prior to the Maturity Date, which may have an impact on the performance of the Reference Portfolio.

The CI Global Energy Fund is a proxy and its return may differ from the return of the Reference Portfolio Level

The CI Global Energy Fund is a proxy. Even if its investment objectives are similar to those of the Reference Portfolio, the Constituents comprising the Reference Portfolio differ from the securities held by the CI Global Energy Fund. Consequently, the return of the CI Global Energy Fund will likely differ from the return of the Reference Portfolio Level.

The performance of the Reference Portfolio will be affected by foreign exchange fluctuations

The value of Constituents denominated in currencies other than the Canadian dollar for the purposes of calculating the Reference Portfolio Level as well as any dividend paid and reinvested will be expressed in Canadian dollars based on the applicable exchange rate at each such time of calculation. As a result, the value of such Constituents denominated in foreign currencies will be exposed to currency fluctuations between the Closing Date and the Valuation Date. As a result, a depreciation of the Canadian dollar against such foreign currencies will negatively impact the value of the Note Securities and the Maturity Redemption Amount.

Absence of correlation between the performance of the Constituents and the Reference Portfolio

Investors should realize that the performance of the Constituents will not match the performance of the Reference Portfolio and may be substantially different. Certain factors will cause a deviation between such performances, including: the payment of the Accelerator Cost, the Management Fee and the Administration Fee, as well as the reinvestment in the Reference Portfolio of dividends paid and distributions made of account of the Constituents.

Historical levels of the Constituents are not a guarantee of future performance

Historical prices of the Constituents or the Reference Portfolio should not be taken as an indication of their future appreciation. While the trading prices of the Constituents will determine their level, it is impossible to predict whether the price of the securities will increase or decrease. Trading prices of the securities making up the Reference Portfolio will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying securities are traded, and by various circumstances that can influence the value of a particular security. The composition of the Reference Portfolio may also change from time to time.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and Stikeman Elliott LLP, counsel to the Agents, the following is a fair summary as of the date hereof of the principal Canadian federal income tax consequences generally applicable to an initial purchaser of the Note Securities offered pursuant to this pricing supplement who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder").

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

Note Securities acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by Noteholders and will be subject to special so-called "mark-to-market" rules. This summary does not take into account these mark-to-market rules and these taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act, or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of certain published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). Except for the Proposals, this summary does not take into account or anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

No Accrual of Interest

In certain circumstances, provisions of the Act can deem interest to accrue on a "prescribed debt obligation" (as defined for purposes of the Act). Counsel's understanding is that CRA takes the administrative position that instruments similar to the Note Securities constitute "prescribed debt obligations". Even if this were the case with respect to the Note Securities, based on an understanding of the CRA's administrative practice, no amount would be deemed to accrue and as a consequence, there should be no deemed accrual of interest on the Note Securities under these provisions prior to the Maturity Redemption Amount becoming calculable.

Payment at Maturity

The amount of the excess of the Maturity Redemption Amount over the Principal Amount of a Note Security that is payable to a Noteholder can be ascertained and the right to it arises only at the Maturity Date or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be. The amount of such excess, if any, will be included in the Noteholder's income in the taxation year in which the Valuation Date of the Note Securities occurs or on the date of redemption of the Note by or on behalf of the Bank, as the case may be. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. The tax consequences described in this paragraph will differ if the Noteholder disposes of a Note Security to the Bank or to an entity on behalf of the Bank. See "Payment at Maturity" above. **Noteholder who dispose of a Note Security prior to the Maturity Date, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

A Noteholder that is a Canadian-controlled private corporation may be subject to a refundable tax of 6 2/3 % on investment income, including interest and taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Act.

AUDITORS' CONSENT

We have read the pricing supplement No. 1 dated July 12, 2006, relating to the qualification for distribution of a maximum of $250,000,000 CI Oil Sands and Energy Enhanced Accelerated Return Note Securities (non principal protected notes), series 1, due September 8, 2014, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated December 8, 2005.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

July 12, 2006

CERTIFICATE OF THE AGENTS

Dated: July 12, 2006

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	CIBC WORLD MARKETS INC.
By: (Signed) Michael D. Shuh	By: (Signed) Ronald W.A. Mitchell

BMO NESBITT BURNS INC.	RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) David R. Thomas	By: (Signed) Edward V. Jackson	By: (Signed) Brian D. McChesney	By: (Signed) Jonathan Broer

BERKSHIRE SECURITIES INC.	BLACKMONT CAPITAL INC.	CANACCORD CAPITAL CORPORATION	DUNDEE SECURITIES CORPORATION	DESJARDINS SECURITIES INC.	HSBC SECURITIES (CANADA) INC.	RAYMOND JAMES LTD.	RICHARDSON PARTNERS FINANCIAL LIMITED
By: (Signed) L. Warren Pimm	By: (Signed) Susan Bartholomew	By: (Signed) Craig Warren	By: (Signed) David G. Anderson	By: (Signed) Beth A. Shaw	By: (Signed) Kevin J. Smith	By: (Signed) Sara Minatel	By: (Signed) David C. Finnbogason